

SANDSTORM
GOLD

2016 Annual Report

— CORPORATE & SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
TSX: SSL

New York Stock Exchange
NYSE.MKT: SAND

TRANSFER AGENT

Computershare Investor Services
2nd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

T   604 661 9400

CORPORATE SECRETARY

Christine Gregory

AUDITORS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
Suite 1400, 250 Howe Street
Vancouver, British Columbia
V6C 3S7

T   604 806 7000
F   604 806 7806

BOARD OF DIRECTORS

Andrew T. Swarthout
David Awram
David E. De Witt
John P. A. Budreski
Mary L. Little
Nolan Watson

CORPORATE OFFICES

Vancouver Head Office
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

T   604 689 0234
F   606 689 7317

info@sandstormltd.com
www.sandstormgold.com

Toronto Office
Suite 1110, 8 King Street
Toronto, Ontario
M5C 1B5

T   416 238 1152

Barbados
10 Graeme Hall
Maxwell, Christ Church
Barbados
BB15050

Company Profile

Sandstorm Gold Ltd. provides financing to mining companies through stream and royalty agreements. Stream and royalty finance involves Sandstorm making an upfront payment to a mining partner that is in need of capital to build their mine, refinance their obligations, complete an acquisition or for various other reasons. In exchange for that upfront payment, Sandstorm receives the right to purchase a percentage of the gold produced from the mine (in the case of a stream) or a portion of the revenue generated from the mine (in the case of a royalty). Since 2009, Sandstorm has compiled a portfolio of 142 streams and royalties, of which 21 of the underlying mines are currently producing. Sandstorm plans to continue growing the company through accretive acquisitions of gold streams and royalties.

A Message to Our Shareholders



It would be an understatement to say that 2016 was a year of surprises. From referendums, to election results to financial markets, we learned not to underestimate the unexpected.

The gold sector had some surprises of its own during the year with gold price volatility and volatility in gold mining stocks near 5 year highs. Demand for gold, notably in gold ETFs, drove prices above $1,350 per ounce peaking near mid-year, and causing a rapid recovery in gold stocks as well as material in-flows of capital into an industry that had been starved of funds for several years. That the sector was fundamentally undervalued and poised for a lift was widely presumed but the speed and extent of the recovery came as a shock to many.

By the beginning of August, the average gold company (as measured by the GDX) was up over 120% and even more significant, the junior gold universe (as measured by the GDXJ) saw average gains of more than 150%. It was a welcome change from the struggle of the previous lean years that required companies to high-grade production, sell assets, cut costs, reduce debt, and shelf projects. The much needed infusion of cash created a dramatic shift as producing mines invested capital into upgrades and repairs, development-stage projects began to make meaningful progress towards production and geologists were given a budget to launch aggressive exploration programs after years of idled drills.

The effects of a rising gold price and access to capital for mining companies benefitted Sandstorm in several ways. Firstly, the development and exploration activity that ramped up during the year affected dozens of projects over which Sandstorm has a stream or royalty interest. Development stage projects like Aurizona,

Asset Summary
as of February 21, 2017

21 Producing

21 Development

27 Advanced Exploration

73 Exploration

Cash Flow From Operations
year ended



$39
million

Other Royalties
Bachelor Lake
Black Fox
Chapada
Diavik
Yamana silver stream
Santa Elena
Ming
Karma

Cerro Moro, Coringa, Hugo North Extension to name a few, have gone from limited activity to full blown construction causing us to re-evaluate our future cash flow projections. With regards to exploration specifically, the drill bit added over 84,000 gold equivalent ounces to Sandstorm's credit through successful exploration programs during 2016, more than replacing the approximately 49,700 gold equivalent ounces that we sold during the year. We believe that exploration will continue to replace mined ounces in 2017 as more than 30 properties underlying Sandstorm's streams and royalties have exploration programs planned.

Our financial results were also impacted by the upward trending gold price as cash operating margins were at a three year high, just under $1,000 per ounce, in a year where we had record gold equivalent production. That translated into $39 million in cash flow from operations in 2016. One of the key strengths of our business model is that Sandstorm is not required to contribute any additional capital to a project after making an upfront payment to acquire a stream or royalty, so the vast majority of the aforementioned cash flow is being used to grow the business and to add value for shareholders.

The rising tides effect was not the only story to play out during 2016 given that the year was bookended by materially lower gold prices, below $1,150 per ounce, which put a damper on the sector's recovery. Companies were struggling to raise capital and share prices were languishing but it was during these times that Sandstorm was able to make meaningful acquisitions, adding 60 royalties to the portfolio. We began the year with an acquisition of a royalty package from Teck Resources, a deal that was transformational for the company. The transaction added 52 royalty assets, many on high quality projects, and our near-term cash flow, medium-term growth pipeline and our long-term optionality dramatically improved.

One of the key themes of our marketing efforts this year has been to draw attention to the optionality or unrecognized value in the Sandstorm portfolio of over 140 streams and royalties. To give you a few examples, there are 15 development-staged projects that are not currently represented in our cash flow projections, several of which we believe will advance towards production in an improved commodity price environment. In addition we have 99 royalties that we own on exploration stage properties, over 25% of which are at an advanced stage. These exploration acorns may be small and insignificant in some cases, but they have the potential to turn into sources of lasting growth and value. Lastly, we have accumulated over 30 right of first refusal and royalty buyback contracts (not included in our stream and royalty count of 142) that in many cases give Sandstorm the perpetual right to acquire new streams and royalties on fixed terms, at our option. Add it all up and there is a significant amount of nascent value represented, and investors are beginning to take notice.

As we move forward, I am excited about our prospects for growth. We have come a long way from our humble origins as a junior streaming company. In 2016, 74% of our gold equivalent production came from operations run by major and mid-tier mining companies (compared to 12% in 2013) and we expect that percentage to rise to 90% in the coming years. We are pursuing large anchor deals to provide near-term, stable cash flow that will add to our already enviable cash flow base, but as we saw during 2016, value will also be created organically through exploration and the development successes on projects that we have a stream or royalty interest in. We also intend to deploy relatively small amounts of capital to our equity/royalty financing strategy that we have used to fund junior companies

and exploration stage projects. We think we can continue uncovering quality projects that are unknown or misunderstood by the market in this way.

Going into 2017, I see the risk reward equation related to Sandstorm as asymmetric. The mines contributing cash flow to the company have survived some challenging years, our growth profile and corporate development pipeline is as robust as it has ever been and we have cash at the ready to repurchase shares of the company during seasons of market weakness. In the coming years I expect there will be several positive surprises for Sandstorm shareholders as the portfolio of streams and royalties that we are building continues to grow and develop.

Nolan Watson
President, CEO and Founder

Global Assets

PRODUCING ●

Diavik

Thunder Creek & 144 Gap
Black Fox
Bracemac-McLeod
Bachelor Lake

Sheerness

Ming

Altintepe

Copper Mountain

Emigrant

Santa Elena

Karma

Sao Francisco

Chapada

San Andres

Magmont

Koricancha

Gualcamayo

Minera Florida

MWS

Flying Fox

Asset Summary
by location

Canada	**60**
USA	20
Mexico	3
Honduras	2
Peru	**12**
Brazil	9
Argentina	4
Chile	3
French Guiana	1
Paraguay	1
Turkey	**11**
Sweden	3
Mongolia	4
South Africa	**2**
Burkina Faso	1
Ghana	1
Australia	**5**



60% NORTH AMERICA

21% SOUTH AMERICA

12% EUROPE/ASIA

3% AFRICA

4% AUSTRALIA

Board of Directors



David Awram

Director



John P. A. Budreski

Director



David E. De Witt

Chairman



Mary L. Little

Director



Andrew T. Swarthout

Director



Nolan Watson

Director

Management Team

Nolan Watson
FCPA, FCA, CFA

President and CEO

David Awram
B.Sc, Geologist

*Sr. Executive
Vice President*

Erfan Kazemi
CPA, CA, CFA

Chief Financial Officer

Tom Bruington
P. Eng.,M.Sc.

*Executive VP of
Project Evaluation*

Keith Laskowski
Mining Geologist, MSc, QP

VP of Technical Services

Adam Spencer
CFA

*Sr. VP of Corporate
Development*

Sandstorm's management team has an optimal balance of deal making and technical expertise. The Company's founders, Nolan Watson and David Awram, have been completing stream and royalty financings for over 12 years. Erfan Kazemi and Adam Spencer round out our senior management team and together the group has executed close to $2.0 billion in transactions.

Our in-house technical team consists of Tom Bruington and Keith Laskowski who individually have over 30 years experience evaluating resource projects and have each worked in or conducted project evaluations in over 60 countries. Needless to say, our technical team has seen it all and they work hard to ensure that Sandstorm invests in quality projects with exploration upside.

Management's Discussion and Analysis

For The Year Ended December 31, 2016

This management's discussion and analysis ("MD&A") for Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm", "Sandstorm Gold" or the "Company") should be read in conjunction with the audited consolidated financial statements of Sandstorm for the year ended December 31, 2016 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The information contained within this MD&A is current to February 21, 2017 and all figures are stated in U.S. dollars unless otherwise noted.

Company Highlights

OPERATING RESULTS

Record Attributable Gold Equivalent ounces sold (as defined hereinafter), for the three months and year ended December 31, 2016 were 13,245 ounces and 49,731 ounces, respectively, compared with 8,951 ounces and 45,146 ounces for the comparable periods in 2015.

Revenue for the three months and year ended December 31, 2016 was $16.5 million and $62.4 million, respectively, compared with $9.9 million and $52.7 million for the comparable periods in 2015.

Cash flows from operating activities for the three months and year ended December 31, 2016 were $10.1 million and $39.0 million, respectively, compared with $5.0 million and $30.8 million for the comparable periods in 2015.

Cost of sales, excluding depletion for the three months and year ended December 31, 2016 were $3.3 million and $12.8 million, respectively, compared with $2.3 million and $13.6 million for the comparable periods in 2015.

Average cash costs for the three months and year ended December 31, 2016 of $250[1] and $258[1] per Attributable Gold Equivalent ounce, respectively, compared with $258[1] and $300[1] per Attributable Gold Equivalent ounce for the comparable periods in 2015.

[1] Refer to section on non-IFRS and other measures of this MD&A

SIGNIFICANT ACQUISITIONS

During the year ended December 31, 2016, the Company acquired a royalty portfolio consisting of 52 royalties from Teck Resources Limited and its affiliates for consideration of $16.8 million, of which $1.4 million was paid in cash and $15.4 million in common shares of the Company. The transaction provides asset diversification; immediate cash flow and significant cash flow growth potential with estimated cash flow of over $10 million per year over the long term; and strong counterparties including Barrick Gold Corporation, Glencore plc, KGHM Polska Miedz SA, Newmont Mining Corporation and Kinross Gold Corporation.

Company Highlights

AVAILABLE CAPITAL

Strong balance sheet with over $20 million in cash and when combined with an undrawn revolving credit facility of $110 million, the Company has over $130 million in available capital to invest in future Gold Streams.

During 2016, Sandstorm recognized a fair value increase of $39 million within the Company's investment portfolio. With over $80 million in investments and loan receivables, the Company is well positioned to add future Gold Streams and royalties upon the monetization of these balances.

On June 1, 2016, Sandstorm amended its revolving credit facility, extending the term to four years (maturing in July 2020). The revolving credit facility allows the Company to borrow up to $110 million for acquisition purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada and Canadian Imperial Bank of Commerce.

On July 6, 2016, the Company completed an equity financing for aggregate gross proceeds of $57.5 million. Upon closing of the financing, the majority of the net proceeds were used to reduce the balance of the Company's revolving credit facility. As a result, the Company currently has no bank debt and the entire $110 million revolving credit facility remains available for acquisition purposes.

OTHER

On January 26, 2017, Orezone Gold Corporation exercised its option to repurchase the royalty on the Bomboré gold project for $3.6 million, representing a 20% premium to the original upfront payment. Sandstorm retains a right of first refusal on any future stream or royalty financings related to the Bomboré gold project.

On February 1, 2017, Luna Gold announced a merger with JDL Gold Corp, which if completed will create a multi-asset mining company with over $70 million in cash. This would place the newly merged company in a position to advance the Aurizona gold project wherein Sandstorm holds a 3% to 5% sliding scale NSR. Concurrent with the closing of the transaction, the term debt facility that is owed by Luna Gold to Sandstorm, in the amount of $20 million plus accrued interest, is expected to be settled in equity, or a combination of cash and equity of the newly combined entity.

Overview

Outlook

Sandstorm is a growth-focused company that seeks to acquire gold and other metals purchase agreements ("Gold Streams" or "Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a variable price based on spot, a percentage of a mine's gold, silver, or other commodity ("Gold Equivalent")[1] production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 142 Gold Streams and net smelter returns royalties ("NSR"s), of which 21 of the underlying mines are producing.

Based on the Company's existing Gold Streams and NSRs, attributable Gold Equivalent production (individually and collectively referred to as "Attributable Gold Equivalent") for 2017 is forecasted to be between 45,000 – 55,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of over 65,000 ounces per annum by 2020.

1   *Refer to section on non-IFRS and other measures of this MD&A*



— KEY PRODUCING ASSETS

Yamana Silver Stream   YAMANA GOLD INC. ↘

The Company has a silver stream on Yamana Gold Inc.'s ("Yamana") gold-silver Cerro Moro project, located in Santa Cruz, Argentina (the "Cerro Morro Project" or "Cerro Moro") and an agreement to receive interim silver deliveries during years 2016 to 2018 from a number of Yamana's currently operating mines.

SILVER DELIVERIES

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

As part of the Yamana silver stream, during the years 2016 through 2018, Sandstorm has also agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from:

i.   the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and

ii. the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

DOWNSIDE PROTECTION

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the "Commencement of Production"), then Yamana´s producing El Peñon mine in Chile will provide a 24 month backstop until the Commencement of Production has begun. During the 24 month backstop, if applicable, Sandstorm will purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver equal to 16% of El Peñon's silver production up to a maximum of 1.2 million ounces per annum.

ABOUT CERRO MORO

The Cerro Moro project is located approximately 70 kilometers southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. The current plan indicates average annual production in the first three years of 150,000 ounces of gold and 7.2 million ounces of silver, with the life of mine annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver at a throughput of 1,000 tonnes per day.

Following the formal decision to proceed with the construction of the Cerro Moro mine in 2015, Yamana is progressing well with respect to site construction activities, the continuation of detailed engineering, as well as the advancement of underground mining in order to gain a better understanding of in-situ mining conditions.

Chapada Copper Stream

YAMANA GOLD INC. ↘

The Company has a copper stream on Yamana's open pit gold-copper Chapada mine located 270 kilometers northwest of Brasília in Goiás State, Brazil ("Chapada" or the "Chapada Mine"). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for on-going per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

   i.   4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the "First Chapada Delivery Threshold"); then

   ii.   3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the "Second Chapada Delivery Threshold"); then

   iii.   1.5% of the copper produced thereafter, for the life of the mine.

DOWNSIDE PROTECTION

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

ABOUT CHAPADA

Chapada has been in production since 2007 and is a relatively low-cost South American operation. The ore is treated through a flotation plant with capacity of 22 million tonnes per annum. Yamana has benefitted from significant discoveries at Chapada in the past and in 2016 it announced an updated reserve statement which increased proven and probable copper mineral reserves to 3.033 billion pounds of copper contained in 520.7 million tonnes at 0.26% copper (see www. yamana.com for more information on this and recent drill results). Yamana recently announced positive drill results from its exploration program which is primarily focused on defining and expanding the Sucupira mineral resource immediately adjacent to the main Chapada pit. In addition, Yamana announced that it has discovered a new continuous, low to moderate grade copper and gold mineral body above and immediately north of the Sucupira mineral body. The newly discovered Baru target is under review by mine geologists and engineers for further work, particularly given its proximity to the plant infrastructure.

Diavik Diamond Royalty
RIO TINTO PLC ↘

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada ("Diavik" or the "Diavik Mine") which is operated by Rio Tinto PLC ("Rio Tinto").

The Diavik Mine is Canada's largest diamond mine. The mine began producing diamonds in January 2003, and has since produced more than 100 million carats from three kimberlite pipes (A154 South, A154 North, and A418). Rio Tinto recently approved the development of an open pit mine on a fourth pipe (A21) which is targeted for production in 2018. Recent public announcements have indicated that the development of A21 pipe continues to progress according to plan.

CURRENT ACTIVITIES

In accordance with the project plan, the completion of the A21 dike construction and the start of dewatering are expected during calendar 2017.

Santa Elena Gold Stream
FIRST MAJESTIC SILVER CORP. ↘

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.'s ("First Majestic") open-pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to the lesser of $361 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm, at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014.

CURRENT ACTIVITIES

First Majestic is continuing the development of the new San Salvador ramp. Once completed, the transportation of ore via trucks is expected to reduce haulage bottlenecks and increase underground production capacity.

Black Fox Gold Stream
PRIMERO MINING CORP. ↘

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Primero Mining Corp.'s ("Primero") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from Primero's Black Fox Extension, which includes a portion of Primero's Pike River concessions, for a per ounce cash payment equal to the lesser of $531 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011.

CURRENT ACTIVITIES

Primero recently announced that (i) it had achieved initial production from the Deep Central Zone and (ii) recent exploration drilling west of the Deep Central Zone returned positive results. For more information refer to www.primeromining.com.

Bachelor Lake Gold Stream
METANOR RESOURCES INC. ↘

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.'s ("Metanor") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold.

The Bachelor Lake Mine is an underground mining operation with an operating mill and surface infrastructure, which began production in early 2013.

CURRENT ACTIVITIES

Metanor recently released positive drill results from its exploration activities at the Bachelor Lake Mine and the recently discovered Moroy zone. For more information refer to www.metanor.ca.

Karma Gold Stream
ENDEAVOUR MINING CORP. ↘

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from Endeavour Mining Corporation ("Endeavour")'s, the successor to True Gold Mining Inc., open-pit heap leach Karma gold mine located in Burkina Faso, West Africa ("Karma" or the "Karma Mine") for on-going per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Project, is being syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively (together the "Stream Syndicate").

During the year ended December 31, 2016, the Stream Syndicate provided True Gold Mining Inc. with a one-time $5 million increase in funding. In consideration, the Stream Syndicate will receive, on a gross basis and subject to the on-going per ounce cash payments, eight quarterly deliveries totaling 7,500 ounces of gold starting in July 2017.

The Karma Mine has five defined mineral deposits that make up the Karma project with total proven and probable mineral reserves of 949,000 ounces of gold contained in 33.2 million tonnes at 0.89 grams per tonne (see www.endeavourmining.com). The operators of the Karma Mine expect to convert resources into reserves through further drilling and studies, in order to extend the mine-life beyond its currently stated 8.5 year life.

CURRENT ACTIVITIES

Endeavour recently announced that commercial production at the Karma Mine had been achieved on October 1, 2016 and that capacity at the processing plant is expected to increase to 4 million tonnes per annum by the second half of 2017.

A 60,000 meter exploration drilling program, at Kao North, was completed in 2016, the results of which are expected to be compiled and released in early 2017. A further 30,000 meter drill program is planned in 2017 to drill near-mill target such as Rambo West and Yabonsgo.

Bracemac-McLeod Royalty   GLENCORE PLC ↘

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada ("Bracemac-McLeod" or the "Bracemac-McLeod Mine") which is owned and operated by a subsidiary of Glencore plc ("Glencore").

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Ming Gold Stream   RAMBLER METALS & MINING PLC ↘

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC's ("Rambler") Ming Copper-Gold mine, located in Newfoundland, Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2016 metallurgical recoveries, Sandstorm's 2017 gold purchase entitlement was adjusted to 32%.

> By the end of 2017, Rambler expects to implement an expansion to become a 1,250 tonne per day operation.

CURRENT ACTIVITIES

— OTHER PRODUCING ASSETS

Emigrant Springs Royalty   NEWMONT MINING CORP. ↘

The Company has a 1.5% NSR on the Emigrant Springs mine (the "Emigrant Springs Mine") which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. ("Newmont"). The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

Gualcamayo Royalty   YAMANA GOLD INC. ↘

The Company has a 1% NSR on the Gualcamayo gold mine (the "Gualcamayo Mine") which is located in San Juan province, Argentina and owned and operated by Yamana. The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. An expansion of the operation is expected to increase sustainable production. Yamana recently announced exploration success in Cerro Condor and Potenciales which, Yamana believes, provides support for extending the life of the open pit.

Mine Waste Solutions Royalty   ANGLOGOLD ASHANTI LTD. ↘

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation ("MWS") which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. ("AngloGold"). MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

San Andres Royalty

AURA MINERALS INC. ↘

The Company has a 1.5% NSR on the San Andres mine (the "San Andres Mine") which is located in La Únion, Honduras and is owned and operated by Aura Minerals Inc. ("Aura Minerals"). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

— DEVELOPMENT ASSETS

Aurizona Gold Royalty

LUNA GOLD CORP. ↘

The Company has a 3%–5% sliding scale NSR on the production from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil ("Aurizona" or the "Aurizona Mine"). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Luna's 190,073 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Luna has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

A recent Aurizona pre-feasibility study included proven and probable mineral reserves of 969,000 ounces of gold (contained in 18.6 million tonnes at 1.62 grams per tonne gold — for more information see www.lunagold.com). It was also recently announced that Luna had entered into an exploration agreement with AngloGold covering the greenfields exploration property. Sandstorm holds a right of first refusal on any future streams or royalties on the Aurizona project and greenfields property.

Luna recently announced a merger with JDL Gold Corp, which if completed would create a multi-asset mining company with over $70 million in cash.

Hugo North Extension & Heruga Gold Stream   ENTRÉE GOLD INC. ↘

On March 1, 2016, Sandstorm amended its Gold Stream with Entrée Gold Inc. ("Entrée") such that the Company will now purchase an amount equal to 5.62% and 4.26% of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm amended its copper stream such that the Company will now purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper. In consideration for the amendment and during the year ended December 31, 2016, Sandstorm received consideration of $7.0 million (of which $5.5 million was paid in cash and $1.5 million was received by way of Entrée common shares).

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a rich copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. ("Turquoise Hill") and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

Entrée recently announced that an Oyu Tolgoi underground mine development and financing plan had been signed by the Government of Mongolia, Entrée's joint venture partner, Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto. The plan provides a path forward to the eventual restart of underground development, including Lift 1 of the Hugo North Extension. Entrée's joint venture partner, recently announced that it had signed a $4.4 billion finance facility for underground mine development at the Oyu Tolgoi project. The facility is being provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. Recently, Turquoise Hill and Rio Tinto formally announced their intent to proceed with the re-start of the Oyu Tolgoi underground development, including plans for the Hugo North Extension. In October 2016, Turquoise Hill released a technical report on the Oyu Tolgoi deposits including Hugo North Extension and Heruga deposits. This represents the first time since 2010 that investors have had access to an early stage economic analysis of these deposits.

Hot Maden Royalty

MARIANA RESOURCES LTD. ↘

On January 19, 2016, the Company acquired a 2% NSR on the Hot Maden gold-copper project which is located in the Artvin Province, northeastern Turkey (the "Hot Maden Project"). The project is co-owned by Mariana Resources Ltd. and its Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S., which owns a 70% interest in the project.

Hackett River Royalty

GLENCORE PLC ↘

On January 19, 2016, the Company acquired a 2% NSR on the Hackett River property located in Nunavut, Canada (the "Hackett River Project" or "Hackett River") which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide project and is one of the largest undeveloped projects of its kind. The property is made up of four massive sulphide deposits that occur over a 6.6 kilometer strike length. A preliminary economic assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 17,000 tonnes per day. The most recent technical report, completed in 2013, reported 25.0 million tonnes of Indicated Resources containing 4.2% zinc and 130.0 grams per tonne silver plus 57.0 million tonnes of Inferred Resources with 3.0% zinc and 100.0 grams per tonne silver. For more information refer to the technical reports dated July 26, 2010 and July 31, 2013 under Sabina Gold & Silver Corp's profile on www.sedar.com.

Lobo-Marte Royalty

KINROSS GOLD CORP. ↘

On January 19, 2016, the Company acquired a 1.05% NSR on production from the Lobo-Marte project located in the Maricunga gold district of Chile (the "Lobo-Marte Project" or "Lobo-Marte") which is owned by Kinross Gold Corp. ("Kinross").

Kinross completed a pre-feasibility study at Lobo-Marte that contemplated an open-pit/ heap-leach operation. As a result of changes in the plan of operations and other factors, Kinross withdrew its previously submitted permit application. Future development and operations at Lobo-Marte will require the re-initiation of the permitting process. For more information refer to www.kinross.com.

Agi Dagi & Kirazli Royalty

ALAMOS GOLD INC. ↘

On January 19, 2016, the Company acquired a $10/ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey ("Agi Dagi" and "Kirazli", respectively) which are both owned by Alamos Gold Inc. ("Alamos Gold"). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2012 pre-feasibility study on Agi Dagi and a 2017 feasibility study on Kirazli contemplated both projects as stand-alone open-pit, heap-leach operations. Under the study, Agi Dagi is expected to produce an average of 143,000 ounces of gold per year over a 7 year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a 5 year mine life. For more information refer to www.alamosgold.com.

Prairie Creek Royalty   CANADIAN ZINC CORPORATION ↘

The Company has a 1.2% NSR on the Prairie Creek project (the "Prairie Creek Project") located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation ("Canadian Zinc"). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by Canadian Zinc and currently reports a proven and probable mineral reserve of 7.6 million tonnes grading 8.9% zinc, 127.6 grams per tonne silver and 8.3% lead. Canadian Zinc entered into sale agreements with both Boliden and Korea Zinc for the sale of the zinc and lead concentrates produced at the Prairie Creek mine. This represents a significant step forward in the development of the mine. For more information refer to www.canadianzinc.com.

Mt. Hamilton Royalty   WATERTON PRECIOUS METALS FUND II CAYMAN, LP ↘

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP ("Waterton").

Sandstorm holds a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

— ACQUISITION

Teck Royalty Package

During the year ended December 31, 2016, the Company acquired a royalty portfolio consisting of 52 royalties from Teck Resources Limited and its affiliates ("Teck"). The portfolio was acquired for consideration of $16.8 million, of which $1.4 million was paid in cash and $15.4 million in common shares. The portfolio provides:

ASSET DIVERSIFICATION	the royalty package consists of assets in North America (32), Asia (10), South America (7) and Europe (3) and includes producing assets (4), development-stage projects (8), advanced exploration-stage projects (7) and exploration-stage properties (33);
SIGNIFICANT CASH FLOW GROWTH POTENTIAL	the Company has estimated over $10 million in cash flow per year over the long term;
STRONG COUNTERPARTIES	royalty counterparties include Barrick Gold Corporation, Glencore plc, KGHM Polska Miedz SA, Newmont Mining Corporation and Kinross Gold Corporation; and
LONG-TERM OPTIONALITY	over two dozen royalties on exploration-stage properties, several of which are undergoing active exploration programs.

— REVOLVING CREDIT FACILITY

On June 1, 2016, Sandstorm amended its revolving credit agreement (the "Revolving Facility"), extending the term to four years (maturing in July 2020). The Revolving Facility allows the Company to borrow up to $110 million for acquisition purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada and Canadian Imperial Bank of Commerce. As part of the amendment, the Company improved its leverage ratio covenant such that it is now required to maintain a leverage ratio (defined as net debt divided by EBITDA) of less than or equal to 4.00:1 for calendar 2016 and calendar 2017; 3.50:1 for calendar 2018; and 2.75:1 for the remainder of the life of the Revolving Facility. As at December 31, 2016, the Company had not drawn down on its credit facility and therefore, the full balance remains available for future acquisitions.

— EQUITY FINANCING

On July 6, 2016 the Company completed a public offering of 12,921,400 common shares at a price of $4.45 per common share, for gross proceeds of $57.5 million. In connection with the offering, the Company paid agent fees of $2.9 million, representing 5% of the gross proceeds. Upon closing of the equity financing, the majority of the net proceeds were used to reduce the balance of the Company's Revolving Facility.

— NORMAL COURSE ISSUER BID

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 3, 2017, to purchase up to 6,896,539 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

— IMPAIRMENTS

While assessing whether any indications of impairment exist for mineral properties and royalties, consideration is given to both external and internal sources of information. The lack of progress with respect to the advancement of some of the properties which Sandstorm holds royalties on within Sandstorm's mineral interest portfolio and other factors, prompted the Company to evaluate its investment in these specific assets. As a result of its review, the Company, during the year ended December 31, 2016, recorded an impairment charge of $2.5 million for these specifically identified mineral royalties.

— SUBSEQUENT EVENTS

On January 26, 2017, Orezone Gold Corporation exercised its option to repurchase the royalty on the Bomboré gold project for $3.6 million, representing a 20% premium to the original upfront payment. Sandstorm retains a right of first refusal on any future stream or royalty financings related to the Bomboré gold project.

On February 1, 2017, Luna announced a merger with JDL Gold Corp, which if completed will create a multi-asset mining company with over $70 million in cash. This would place the newly merged company in a position to advance the Aurizona gold project wherein Sandstorm holds a 3% to 5% sliding scale NSR. Concurrent with the closing of the transaction, the term debt facility that is owed by Luna to Sandstorm, in the amount of $20 million plus accrued interest, is expected to be settled in equity, or a combination of cash and equity of the newly combined entity. Sandstorm will continue to hold the $30 million convertible debt facility that is due from Luna.

Summary of Results

Attributable Gold Equivalent Ounces [1]



2012	2013	2014	2015	2016
33,514	42,709	44,821	45,146	49,731

Revenue
in $000's   ●━○ *average realized gold price*



2012	2013	2014	2015	2016
55,943	59,836	56,494	52,663	62,371
$1,669	$1,401	$1,260	$1,167	$1,254

1   Refer to section on non-IFRS and other measures of this MD&A.

Summary of Annual Results

YEAR ENDED

In $000s		Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2014
Total revenue	$	62,371	$	52,663	$	56,494
Attributable Gold Equivalent ounces sold [1]		49,731		45,146		44,821
Sales	$	41,634	$	38,585	$	43,690
Royalty revenue		20,737		14,078		12,804
Average realized gold price per attributable ounce [1]		1,254		1,167		1,260
Average cash cost per attributable ounce [1]		258		300		321
Cash flows from operating activities		38,991		30,819		35,224
Net income (loss)		25,254		(43,056)		11,515
Basic income (loss) per share		0.18		(0.36)		0.10
Diluted income (loss) per share		0.17		(0.36)		0.09
Total assets		534,882		496,873		431,070
Total long-term liabilities		3,288		86,779		5,892

1   Refer to section on non-IFRS and other measures of this MD&A.

↘ FOR THE YEAR ENDED DECEMBER 31, 2016

Attributable Gold Equivalent
Ounces Sold
by asset



Sales & Royalty Revenues
by region



45%
Canada

29%
North America
excl. Canada

18%
South America

8%
Australia and
West Africa

Sales & Royalty Revenues
by metal



73%
Precious Metals

9%
Diamonds

18%
Base Metals
and Other

The Company's operating segments for the year ended
December 31, 2016 are summarized in the table below:

In $000s	Attributable Gold Equivalent ounces sold	Sales & royalty revenues	Cost of sales, excluding depletion	Depletion	Impairment of Mineral, royalty and other interests	Income (loss) before taxes	Cash flow from operations
Bachelor Lake	7,358	$ 9,183	$ 3,494	$ 4,411	$ -	$ 1,278	$ 5,481
Black Fox	4,500	5,617	2,354	2,011	-	1,252	2,951
Chapada	4,839	6,075	1,843	2,737	-	1,495	4,232
Diavik	4,669	5,856	-	5,519	-	337	5,901
Karma	3,334	4,272	860	2,095	-	1,317	3,314
Ming	1,586	2,025	-	792	-	1,233	2,025
Santa Elena	9,419	11,772	3,385	2,001	-	6,386	8,460
Yamana silver stream	2,323	2,926	876	1,427	-	623	2,050
Other Royalties	11,522	14,419	4	6,592	2,507	5,316	14,073
Other	181	226	18	69	-	139	208
Corporate	-	-	-	-	-	10,409	(9,704)
Consolidated	**49,731**	**$ 62,371**	**$ 12,834**	**$ 27,654**	**$ 2,507**	**$ 29,785**	**$ 38,991**

The Company's operating segments for the year ended
December 31, 2015 are summarized in the table below:

In $000s	Attributable Gold Equivalent ounces sold	Sales & royalty revenues	Cost of sales, excluding depletion	Depletion	Impairment of Mineral, royalty and other interests	Income (loss) before taxes	Cash flow from operations
Aurizona	9,061	$ 10,773	$ 3,690	$ 1,072	$ -	$ 6,011	$ 7,083
Bachelor Lake	7,101	8,285	3,550	4,220	-	515	4,735
Black Fox	5,891	6,856	3,041	4,281	-	(466)	3,815
Diavik	4,863	5,656	-	6,273	-	(617)	4,480
Ming	1,651	1,855	-	1,994	-	(139)	1,855
Santa Elena	9,171	10,640	3,266	6,115	-	1,259	7,374
Other Royalties	7,242	8,422	-	11,292	18,322	(21,192)	8,679
Other	166	176	19	65	3,323	(3,231)	161
Corporate	-	-	-	-	-	(16,084)	(7,363)
Consolidated	**45,146**	**$ 52,663**	**$ 13,566**	**$ 35,312**	**$ 21,645**	**$ (33,944)**	**$ 30,819**

Summary of Quarterly Results

In $000s	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
Total revenue	$ 16,463	$ 16,815	$ 15,709	$ 13,384
Attributable Gold Equivalent ounces sold [1]	13,245	12,588	12,517	11,381
Sales	$ 10,970	$ 11,302	$ 10,858	$ 8,504
Royalty revenue	5,493	5,513	4,851	4,880
Average realized gold price per attributable ounce [1]	1,243	1,336	1,255	1,176
Average cash cost per attributable ounce [1]	250	255	261	267
Cash flows from operating activities	10,058	10,313	8,935	9,685
Net (loss) income	(19)	6,915	5,199	13,159
Basic (loss) income per share	(0.00)	0.05	0.04	0.10
Diluted (loss) income per share	(0.00)	0.04	0.04	0.10
Total assets	534,882	540,419	525,353	531,160
Total long-term liabilities	3,288	3,320	62,854	80,130

In $000s	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
Total revenue	$ 9,863	$ 12,086	$ 15,429	$ 15,285
Attributable Gold Equivalent ounces sold [1]	8,951	10,834	12,901	12,460
Sales	$ 6,604	$ 9,055	$ 11,360	$ 11,566
Royalty revenue	3,259	3,031	4,069	3,719
Average realized gold price per attributable ounce [1]	1,102	1,116	1,196	1,227
Average cash cost per attributable ounce [1]	258	307	304	323
Cash flows from operating activities	4,987	8,234	9,479	8,119
Net (loss) income	(24,960)	(5,470)	(13,451)	825
Basic (loss) income per share	(0.20)	(0.05)	(0.11)	0.01
Diluted (loss) income per share	(0.20)	(0.05)	(0.11)	0.01
Total assets	496,873	408,170	415,944	425,154
Total long-term liabilities	86,779	4,768	5,316	5,341

1　Refer to section on non-IFRS and other measures of this MD&A

Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's operating segments for the three months ended December 31, 2016 are summarized in the table below:

In $000s	Attributable Gold Equivalent ounces sold	Sales & royalty revenues	Cost of sales, excluding depletion	Depletion	Impairment of Mineral, royalty and other interests	Income (loss) before taxes	Cash flow from operations
Bachelor Lake	1,920	$ 2,364	$ 907	$ 1,552	$ -	$ (95)	$ 1,375
Black Fox	1,270	1,595	666	568	–	361	957
Chapada	1,725	2,144	651	917	–	576	1,493
Diavik	935	1,161	–	1,573	–	(412)	1,330
Karma	833	1,053	216	524	–	313	739
Ming	684	855	–	405	–	450	855
Santa Elena	1,638	2,018	591	302	–	1,125	1,500
Yamana Silver Stream	716	889	267	436	–	186	622
Other Royalties	3,381	4,203	4	1,572	–	2,627	3,920
Other	143	181	14	54	–	113	168
Corporate	–	–	–	–	–	(5,560)	(2,901)
Consolidated	**13,245**	**$ 16,463**	**$ 3,316**	**$ 7,903**	**$ -**	**$ (316)**	**$ 10,058**

The Company's operating segments for the three months ended December 31, 2015 are summarized in the table below:

In $000s	Attributable Gold Equivalent ounces sold	Sales & royalty revenues	Cost of sales, excluding depletion	Depletion	Impairment of Mineral, royalty and other interests	Income (loss) before taxes	Cash flow from operations
Aurizona	501	$ 579	$ 204	$ 59	$ -	$ 316	$ 375
Bachelor Lake	1,383	1,523	692	822	–	9	831
Black Fox	1,274	1,409	660	908	–	(159)	749
Diavik	1,067	1,176	–	1,808	–	(632)	1,016
Ming	608	645	–	749	–	(104)	645
Santa Elena	2,062	2,270	736	1,314	–	220	1,534
Other Royalties	1,890	2,083	–	2,512	18,322	(18,751)	1,899
Other	166	178	17	65	–	96	161
Corporate	–	–	–	–	–	(9,801)	(2,223)
Consolidated	**8,951**	**$ 9,863**	**$ 2,309**	**$ 8,237**	**$ 18,322**	**$ (28,806)**	**$ 4,987**

↘ FOR THE THREE MONTHS ENDED DECEMBER 31, 2016

**Attributable Gold Equivalent
Ounces Sold**
by asset



Sales & Royalty Revenues
by region



48%
Canada

20%
North America
excl. Canada

23%
South America

9%
Australia and
West Africa

Sales & Royalty Revenues
by metal



68%
Precious Metals

7%
Diamonds

25%
Base Metals
and Other

Three Months Ended December 31, 2016 Compared to the Three Months Ended December 31, 2015

For the three months ended December 31, 2016, net loss and cash flow from operations were $0.0 million and $10.1 million, respectively, compared with net loss and cash flow from operations of $25.0 million and $5.0 million for the comparable period in 2015. The change is attributable to certain items recognized during the three months ended December 31, 2015 which did not occur during the three months ended December 31, 2016 including (i) a $18.3 million non-cash impairment charge relating to the Company's mineral interests with respect to the Serra Pelada project, the Emigrant Springs Mine and MWS; and (ii) a $6.5 million non-cash loss on the revaluation of the Company's investments.

For the three months ended December 31, 2016, revenue was $16.5 million compared with $9.9 million for the comparable period in 2015. The increase is largely attributed to a number of factors including:

↪ 13% increase in the average realized selling price of gold; and

↪ 48% increase in the number of Attributable Gold Equivalent ounces sold, due to:

   i. An additional 2,441 Attributable Gold Equivalent ounces sold from the Company's recently acquired Yamana silver stream and Chapada copper stream;

   ii. An increase of 79% in Attributable Gold Equivalent ounces sold from the Company's other royalties portfolio largely related to recent asset acquisitions including the Teck royalty package;

iii. An additional 833 gold ounces sold from the Karma Mine which announced its first gold production in April 2016;

iv. An increase of 39% in gold ounces sold from the Bachelor Lake Mine largely related to higher feed grade;

Partially offset by:

v. A decrease of 501 gold ounces sold from the Aurizona Mine as Luna has finished processing ore from the stockpile and ceased mining operations; and

vi. A 21% decrease in gold ounces sold from the Santa Elena primarily related to the timing of shipments whereby 573 ounces were received by December 31, 2016, but were sold subsequent to quarter end.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

For the year ended December 31, 2016, net income and cash flow from operations were $25.3 million and $39.0 million, respectively, compared with net loss and cash flow from operations of $43.1 million and $30.8 million for the comparable period in 2015. The changes are attributable to a combination of factors including:

↳ A $22.1 million gain on the revaluation of the Company's investments primarily driven by the change in fair value of the Luna convertible debenture and Luna warrants;

↳ A $7.7 million decrease in depletion expense largely driven by a resetting of the number of ounces in the depletable base due to various factors including the conversion of exploration upside into resources and reserves;

↳ Certain items recognized during the year ended December 31, 2015 did not occur during the year ended December 31, 2016 including (i) a $8.1 million non-cash income tax expense primarily related to a reduction of the Company's deferred income tax asset arising from taxable income previously attributed to its Barbadian subsidiary; (ii) a $21.6 million non-cash impairment charge relating to the Company's mineral interests with respect to the Serra Pelada project, the Emigrant Springs Mine, MWS and the Santa Fe Gold Stream; partially offset by (i) a $5.0 million gain on the settlement of mineral interests largely driven by the Luna Gold Stream and loan restructuring; and (ii) a foreign exchange gain of $1.5 million largely driven by fluctuations in the foreign exchange rate;

Partially offset by:

↳ A $2.5 million non-cash impairment charge relating to certain of the Company's mineral royalties; and

↳ A $2.4 million increase in finance expense and other as the Company drew on its Revolving Facility in October 2015 and subsequently repaid the full balance in the third quarter of 2016.

For the year ended December 31, 2016, revenue was $62.4 million compared with $52.7 million for the comparable period in 2015. The increase is largely attributed to a number of factors including:

↳ 7% increase in the average realized selling price of gold; and

↳ 10% increase in the number of Attributable Gold Equivalent ounces sold, due to:

    i. An additional 7,162 Attributable Gold Equivalent ounces were sold from the Company's recently acquired Yamana silver stream and Chapada copper stream;

    ii. An additional 3,334 gold ounces sold from the Karma Mine which announced its first gold production in April 2016;

    iii. An increase of 59% in Attributable Gold Equivalent ounces sold from the Company's other royalties portfolio partly related to recent asset acquisitions including the Teck royalty package;

    Partially offset by:

    iv. A decrease of 9,061 gold ounces sold from the Aurizona Mine as Luna has finished processing ore from the stockpile and ceased mining operations; and

    v. A 24% decrease in gold ounces sold from the Black Fox Mine primarily related to the timing of shipments whereby 597 ounces were received by December 31, 2016, but were sold subsequent to year end.

Three Months Ended December 31, 2016 Compared to the Other Quarters Presented

When comparing net loss of $0.0 million and cash flow from operations of $10.1 million for the three months ended December 31, 2016 with net income/loss and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

↳ The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Luna Gold Corp. convertible debenture. In the first three quarters of

2016 the Company, these gains amounted to $13.4 million, $6.0 million and $5.8 million, respectively and in the fourth quarter of 2016 the Company recognized a loss of $3.1 million;

↳ An $8.1 million non-cash income tax expense related to a reduction of the Company's deferred income tax asset relating to taxable income previously attributed to its Barbadian subsidiary which was recorded during the three months ended June 30, 2015;

↳ An $18.3 million non-cash impairment charge relating to the Company's mineral interests with respect to the Serra Pelada project, the Emigrant Springs Mine and MWS which was recognized during the three months ended December 31, 2015;

↳ A $4.3 million gain on the settlement of the Luna Gold Stream and loan which was recognized during the three months ended June 30, 2015;

↳ A $3.3 million non-cash impairment relating to the Santa Fe Gold Stream recognized during the three months ended June 30, 2015;

↳ A general decrease in administration expenses when compared to previous quarters primarily driven by (i) the implementation of cost reduction programs when the Company acquired 100% of the common shares of Premier Royalty Inc. and (ii) the elimination of duplicated costs that were previously being consolidated; and

↳ Overall, Gold Attributable Equivalent ounces sold have increased over the course of the last three years as a result of the acquisition of various assets including: (i) the Diavik royalty which was acquired during the three months ended March 31, 2015; and (ii) the Yamana silver stream and copper stream which were acquired in the three months ended December 31, 2015.

— CHANGE IN TOTAL ASSETS

Total assets decreased by $5.5 million from September 30, 2016 to December 31, 2016 primarily resulting from depletion expense and a decrease in the value of the Company's investments; partially offset by operating cash flow. Total assets increased by $15.1 million from June 30, 2016 to September 30, 2016 primarily resulting from operating cash flow and an increase in the value of the Company's investments; partially offset by depletion expense. Total assets decreased by $5.8 million from March 31, 2016 to June 30, 2016 primarily resulting from depletion expense; partially offset by an increase in the value of the Company's investments. Total assets increased by $34.3 million from December 31, 2015 to March 31, 2016 primarily resulting from the acquisition of the Teck royalty package and an increase in the fair value of the Company's investments, partially offset by depletion expense and a non-cash impairment charge on certain mineral interests. Total assets increased by $88.7 million from September 30, 2015 to December 31, 2015 primarily resulting from the acquisition of the Yamana silver stream and copper stream which were largely funded by utilizing the Company's Revolving Facility; the increase was partially offset by depletion expense and a non-cash impairment charge on certain mineral interests. Total assets decreased by $7.8 million from June 30, 2015 to September 30, 2015 primarily resulting from depletion expense, which was partially offset by cash flows from operating activities. Total assets decreased by $9.2 million from March 31, 2015 to June 30, 2015 primarily resulting from (i) the reduction of the Company's deferred tax assets; and (ii) depletion expense; partially offset by operating cash flow.

— NON-IFRS AND OTHER MEASURES

The Company has included, throughout this document, certain performance measures, including (i) average cash cost per attributable ounce and (ii) average realized gold price per attributable ounce. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

    i.   Average cash cost per attributable ounce is calculated by dividing the Company's cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. **Figure 1.1** provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1	3 Months Ended Dec. 31, 2016		3 Months Ended Dec. 31, 2015		Year Ended Dec. 31, 2016		Year Ended Dec. 31, 2015
Cost of Sales, excluding depletion [1]	$	3,316	$	2,309	$	12,834	$	13,566
Cash cost of sales is comprised of:							
Total cash cost of gold sold	$	3,316	$	2,309	$	12,834	$	13,566
Divided by:							
Total Attributable Gold Equivalent ounces sold [2]		13,245		8,951		49,731		45,146
Equals:							
Average cash cost of gold (per attributable ounce)	$	250	$	258	$	258	$	300

1   *Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.*

2   *The Company's royalty and other commodity stream income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity income for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.*

ii.　Average realized gold price per attributable ounce is calculated by dividing the Company's sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. **Figure 1.2** provides a reconciliation of average realized gold price per ounce.

Figure 1.2	3 Months Ended Dec. 31, 2016		3 Months Ended Dec. 31, 2015		Year Ended Dec. 31, 2016		Year Ended Dec. 31, 2015	
Total revenue	$	16,463	$	9,863	$	62,371	$	52,663
Divided by:								
Total Attributable Gold Equivalent ounces sold		13,245		8,951		49,731		45,146
Equals:								
Average realized gold price per attributable ounce	**$**	**1,243**	**$**	**1,102**	**$**	**1,254**	**$**	**1,167**

— LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2016, the Company had cash and cash equivalents of $21.4 million (December 31, 2015 – $5.3 million) and a working capital of $23.8 million (December 31, 2015 – $1.8 million). On July 6, 2016, the Company completed a public financing resulting in gross proceeds of $57.5 million. Upon closing of the financing, the majority of the net proceeds were used to reduce the balance of the Company's Revolving Facility. As a result, the Company currently has no bank debt and the entire $110 million revolving credit facility remains available for acquisition purposes.

During the year ended December 31, 2016, the Company generated cash flows from operating activities of $39.0 million compared with $30.8 million during the comparable period in 2015, with the increase being primarily attributable to both an increase in the average realized selling price of gold and an increase in Attributable Gold Equivalent ounces sold.

During the year ended December 31, 2016, the Company had net cash inflows from investing activities of $3.8 million which were primarily the result of: (i) $18.4 million cash inflow largely consisting of the disposition of a portion of the Company's investments and the receipt of $5.5 million related to the Company's amendment of the Entrée commodity streams; and (ii) the repayment of a $3.0 million loan; which were partially offset by (i) the acquisition of investments and other assets; (ii) the payment of $4.0 million and $5.2 million in connection with the Yamana commodity streams and the Karma Gold Stream, respectively; and

(iii) a $1.4 million payment related to the Teck transaction. During the year ended December 31, 2015, the Company had cash outflows from investing activities of $221.4 million, which were primarily the result of: (i) the payment of $148 million to Yamana in connection with the Yamana commodity streams; (ii) the payment of $52.5 million to IAMGOLD Corporation in connection with the Diavik royalty and $3.0 million to Orezone Gold Corporation in connection with the Bomboré royalty; (iii) a $6.7 million upfront payment related to the Karma Gold Stream; (iv) a loan of $2.0 million and (v) the acquisition of investments and other assets; partially offset by (i) the receipt of $7 million as a result of the Doray Minerals Limited Gold Stream settlement agreement and (ii) the proceeds from the sale of other investments.

During the year ended December 31, 2016, the Company had net cash outflows from financing activities of $26.9 million largely related to $83.5 million in the net repayment of debt under the Company's Revolving Facility; partially offset by (i) $57.5 million raised in gross proceeds from the Company's July 2016 equity financing and (ii) $5.5 million in proceeds from the exercise of stock options. During the year ended December 31, 2015, the Company had net cash inflows from financing activities of $107.5 million largely related to: (i) drawing $110 million under the Company's Revolving Facility to finance the Yamana commodity streams; and (ii) $28.8 million raised in gross proceeds from the Company's November 2015 equity financing; which were partially offset by (i) the repayment of $26.5 million under the Company's Revolving Facility; (ii) share issuance and deferred financing costs of $3.1 million; and (iii) $1.7 million in the redemption of the Company's common shares under the NCIB.

— CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has
committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of the commodity (unless otherwise noted) [1, 2, 3, 4]
Bachelor Lake	20%	$500
Black Fox	8%	$531
Chapada	4.2%	30% of copper spot price
Entrée Gold	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$361
Yamana silver stream	Varies	30% of silver spot price

1   Subject to an annual inflationary adjustment except for Ming.

2   For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the
    joint venture property, the price increases to $500 per gold ounce.

3   For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on
    Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce
    of silver until 40.3 million ounces of silver have been produced from the entire joint venture property.
    Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce
    of silver.

4   For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i)
    the lesser of $361 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser
    of $361 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to
    Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going
    per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the
    underground mine.

5   For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and
    4.26% on Heruga if the minerals produced are contained below 560 metres in depth.

6   For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and
    6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

7   For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the
    copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained
    above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension
    and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50
    and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from
    the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser
    of $1.10 and the then prevailing market price of copper.

8   For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the
    copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered
    39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis,
    Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter,
    for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm
    has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then

the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

9　Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana silver stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

— SHARE CAPITAL

As of February 21, 2017, the Company had 151,931,282 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail), with the net proceeds of the 2015 and 2016 equity financings used to reduce the balance of the Company's Revolving Facility.

A summary of the Company's share purchase options as of February 21, 2017 are as follows:

Number outstanding	Vested	Exercise Price per Share	Expiry Date
27,000	27,000	C$　18.33	August 22, 2017
5,850	5,850	18.33	October 4, 2017
402,133	402,133	16.35	December 11, 2017
150,000	150,000	11.78	December 21, 2017
10,875	10,875	11.31	February 19, 2018
3,625	3,625	10.62	March 1, 2018
12,375	12,375	8.89	December 13, 2018
25,000	16,667	6.03	May 16, 2019
2,976,072	1,730,258	2.93	November 13, 2019
1,084,000	361,338	3.60	December 9, 2020
200,000	66,667	3.64	December 22, 2020
1,336,000	–	4.96	December 12, 2021
2,250	2,250	15.00	March 30, 2022
6,235,180	**2,789,038**	**C$　5.72**	

A summary of the Company's warrants as of February 21, 2017 are as follows:

Number outstanding	Exercise Price per Share		Expiry Date
5,002,500	$	14.00	September 7, 2017
3,000,000	$	4.50	March 23, 2020
15,000,000	$	3.50	October 27, 2020
5,043,900	$	4.00	November 3, 2020
28,046,400			

The Company has 1,944,818 Restricted Share Rights ("RSRs") outstanding as at February 21, 2017.

— KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Year Ended Dec. 31, 2016		Year Ended Dec. 31, 2015	
Employee salaries and benefits	$	1,699	$	2,345
Share-based payments		2,041		1,837
Total key management compensation expense	**$**	**3,740**	**$**	**4,182**

— FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable, receivables and other, and trade and other payables approximate their carrying values at December 31, 2016. All financial instruments are initially recorded at fair value.

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables and other, loan receivable, and receivables and other in the ordinary course of business. The Company's trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. The Company's loan receivable and convertible debenture due from Luna is subject to Luna's credit risk and the Company's ability to realize on its security.

Currency Risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2016 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1 million and other comprehensive income by $2 million, respectively.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined fair market value as at December 31, 2016 of $61.3 million (December 31, 2015 – $26.6 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding long-term investments in other mining companies. The Company does not actively trade these investments. Based on the Company's long-term investments held as at December 31, 2016 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.2 million and other comprehensive income by $2.9 million.

— RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's annual information form dated March 30, 2016, which is available on www.sedar.com.

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or applicable commodity from, or the operation of, the Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Santa Elena Mine, the Karma Project, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the

Emigrant Springs Mine, MWS, the San Andres Mine, the Prairie Creek Project, the Bracemac-McLeod Mine, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or other royalties or commodity streams in Sandstorm's portfolio (the "Mines"), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities or receive royalties, if no gold or applicable commodity is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters.

It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The Chapada Mine and the Aurizona Mine are located in Brazil, the Santa Elena Mine is located in Mexico, the Emigrant Springs Mine and the Mt. Hamilton Project are located in the United States of America, the Gualcamayo Mine and the Cerro Moro Project is located in Argentina, MWS is located in South Africa, the Hugo North Extension and Heruga projects are located in Mongolia, the Karma Project is located in Burkina Faso, the San Andres Mine is located in Honduras, the Hot Maden Project, Agi Dagi and Kirazli are located in Turkey, the Lobo-Marte Project is located in Chile, and each of the Diavik Mine, the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, Prairie Creek Project, the Hackett River Project and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Burkina Faso, Argentina, Honduras, French Guiana, Chile, Turkey or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée's joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company's profitability or profits realized under the Entrée Gold Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus' Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

The Company has a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona, Karma, and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's past and future profits being subject to increased levels of income tax. The Company's international transactions have not yet been audited by the Canada Revenue Agency, and should such transactions be audited, no assurances can be given that the tax matters will be resolved favorably. The Company's commodity streams and royalties in connection with Chapada, Cerro Moro, Diavik, Black Fox, Ming, Hugo North Extension and Heruga, MWS, Bachelor Lake, Mt. Hamilton, Prairie Creek, San Andres, Hot Maden Project, Hackett River Project, Lobo-Marte Project, Agi Dagi, Kirazli and Bracemac-McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S./international taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary and therefore, may be subject to Canadian, and/or Argentinian taxation, as the case may be. The Emigrant Springs NSR was entered into through a US subsidiary and therefore, may be subject to Canadian, and/or US taxation, as the case may be.

Gold and Silver Prices

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of gold and silver. The price of gold and silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and silver producing countries throughout the world. In the event that the prevailing market price of gold is less than $531 per ounce in the case of the Black Fox Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $361 or $450 per ounce in the case of the Santa Elena Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold or silver price drops below the cost of producing gold or silver at the Mines, then the Mines may not produce any gold or silver. As a result, the Company will not be entitled to purchase any gold or silver.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company's results of operations.

Copper Prices

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of copper. Copper prices fluctuate widely and are affected by numerous factors beyond the Company's control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the U.S. dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchases, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors. Furthermore, if the copper price drops below the cost of producing copper at the Mines, then the Mines may not produce any copper. As a result, the Company will not be entitled to purchase any copper.

Solvency Risk of Counterparties

The price of the common shares and the Company's financial results may be significantly affected by the Mines operators' ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

— OTHER

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company's 2016 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management's Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by National Instrument 52-109 in Canada ("NI 52-109") and under the Securities Exchange Act of 1934, as amended, in the United States. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2016, the disclosure controls and procedures (as defined in Rule 13(a) – 15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company's annual and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and under the Securities Exchange Act of 1934, as amended, in the United States. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company's internal control over financial reporting includes:

↳ maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

↳ providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

↳ providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

↳ providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. In connection with the assessment of effectiveness of the Company's internal control over financial reporting as of December 31, 2015, a material weakness was identified relating to the review control over the impairment of long-lived assets. Since then, the Company successfully implemented a remediation plan whereby it hired additional resources to assist in the documentation and review of internal controls and in particular, enhanced accounting processes and controls to prevent or detect errors over impairments of long-lived assets. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2016 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2016, the Company's internal control over financial reporting is effective and no material weaknesses were identified.

Changes in Internal Controls

During the year ended December 31, 2016, management remediated the previously identified material weakness in the Company's internal control over financial reporting. Except for the remediation efforts described above, there were no other changes in internal controls of the Company during the year ended December 31, 2016 that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Future Changes in Accounting Policies

The IASB has issued the following new standard but it is not yet effective. Pronouncements that are not applicable to the Company have been excluded from this note.

IFRS 15 Revenue from Contracts with Customers — The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after January 1, 2018 for public entities with early application permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Project, the Ming Mine, the Gualcamayo Mine, the Karma Project, the Emigrant Springs Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton mine, the Prairie Creek Project, the San Andres Mine, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" herein and those risks described in the section entitled "Risk Factors" contained in Sandstorm's most recent Annual Information Form for the year ended December 31, 2015 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm's existing Gold Streams and royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Karma Project, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine, the Prairie Creek Project, the San Andres Mine, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodity or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sandstorm Gold Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Sandstorm Gold Ltd. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.

"Nolan Watson"   **"Erfan Kazemi"**

President & Chief Executive Officer   **Chief Financial Officer**

February 21, 2017

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Sandstorm Gold Ltd.

We have completed an integrated audit of Sandstorm Gold Ltd. and its subsidiaries' 2016 consolidated financial statements and their internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Sandstorm Gold Ltd. and its subsidiaries', which comprise the consolidated statement of financial position as at December 31, 2016 and the consolidated statement of income (loss), consolidated statement of comprehensive income (loss), consolidated statement of cash flows and consolidated statement of changes in equity for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sandstorm Gold Ltd. and its subsidiaries as at December 31, 2016 and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER

The financial statements of Sandstorm Gold Ltd. and its subsidiaries' for the year ended December 31, 2015, were audited by another auditor who expressed an unmodified opinion on those statements on March 30, 2016.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited Sandstorm Gold Ltd. and its subsidiaries' internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

MANAGEMENT'S RESPONSIBILITY FOR INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

DEFINITION OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with gener-ally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial state-ments.

INHERENT LIMITATIONS

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

OPINION

In our opinion, Sandstorm Gold Ltd. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/S/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, British Columbia
February 21, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sandstorm Gold Ltd.

We have audited the accompanying consolidated financial statements of Sandstorm Gold Ltd. and subsidiaries (the "Company"), which comprise the consolidated statement of financial position as at December 31, 2015, and the consolidated statement of loss, consolidated statement of comprehensive loss, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sandstorm Gold Ltd. and subsidiaries as at December 31, 2015, and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/S/ Deloitte LLP

Chartered Professional Accountants
March 30, 2016
Vancouver, Canada

SECTION 03

Consolidated Financial Statements

For the Year Ended December 31, 2016

Consolidated Statements
of Financial Position

Expressed in U.S. Dollars ($000s)

Assets	Note	December 31, 2016		December 31, 2015
Current				
Cash and cash equivalents		$ 21,434	$	5,346
Trade receivables and other		6,663		3,876
		$ 28,097	$	9,222
Non-current				
Mineral, royalty and other interests	6	$ 402,785	$	414,363
Investments	7	61,293		26,580
Deferred financing costs	8	1,935		2,220
Loans receivable	6 (b)	23,357		23,821
Deferred income tax assets	10	16,934		19,650
Receivables and other		481		1,017
Total assets		**$ 534,882**	**$**	**496,873**
Liabilities				
Current				
Trade and other payables		$ 4,289	$	7,443
Non-current				
Bank debt	8	–		83,500
Deferred income tax liabilities	10	3,288		3,279
		$ 3,288	$	86,779
		$ 7,577	**$**	**94,222**
Equity				
Share capital	9	$ 573,085	$	491,769
Reserves	9	23,915		23,368
Deficit		(35,672)		(60,926)
Accumulated other comprehensive loss		(34,023)		(51,560)
		$ 527,305	$	402,651
Total liabilities and equity		**$ 534,882**	**$**	**496,873**

Contractual obligations (Note 14)
Subsequent events (Note 16)

ON BEHALF OF THE BOARD:

"Nolan Watson", *Director*   **"David DeWitt",** *Director*

↗ The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements
of Income (Loss)

Expressed in U.S. Dollars ($000s)

	Note	Year Ended December 31, 2016	Year Ended December 31, 2015
Sales	15	$ 41,634	$ 38,585
Royalty revenue	15	20,737	14,078
		$ 62,371	$ 52,663
Cost of sales, excluding depletion		$ 12,834	$ 13,566
Depletion		27,654	35,312
Total cost of sales		$ 40,488	$ 48,878
Gross profit		$ 21,883	$ 3,785
Expenses and other (income)			
▸ Administration expenses [1]	11	$ 5,031	$ 5,690
▸ Project evaluation [1]		5,064	4,346
▸ Foreign exchange loss (gain)		87	(1,532)
▸ (Gain) loss on revaluation of investments	7	(22,093)	12,463
▸ Finance income		(2,598)	(1,610)
▸ Finance expenses and other		4,100	1,693
▸ Gain on restructuring of mineral interest		–	(4,966)
▸ Mineral, royalty and other interests impairments	6 (c)	2,507	21,645
Income (loss) before taxes		$ 29,785	$ (33,944)
Current income tax expense	10	$ 306	$ 871
Deferred income tax expense	10	4,225	8,241
		4,531	9,112
Net income (loss) for the year		**$ 25,254**	**$ (43,056)**
Basic earnings (loss) per share		$ 0.18	$ (0.36)
Diluted earnings (loss) per share		$ 0.17	$ (0.36)
Weighted average number of common shares outstanding			
▸ Basic	9 (e)	144,159,678	119,622,450
▸ Diluted	9 (e)	149,961,923	119,622,450
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses and project evaluation		$ 3,106	$ 2,706

Consolidated Statements
of Comprehensive Income (Loss)

Expressed in U.S. Dollars ($000s)

	Note	Year Ended December 31, 2016	Year Ended December 31, 2015
Net income (loss) for the year		$ 25,254	$ (43,056)
Other comprehensive income (loss) for the year			
Items that may subsequently be re-classified to net income (loss):			
Currency translation differences		$ 121	$ (5,668)
Items that will not subsequently be reclassified to net income (loss):			
Gain (loss) on investments, including a tax recovery of $514 (Prior year – nil)	7	17,416	(7,507)
Total other comprehensive income (loss) for the year		$ 17,537	$ (13,175)
Total comprehensive income (loss) for the year		**$ 42,791**	**$ (56,231)**

Consolidated Statements of Cash Flows

Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	Year Ended December 31, 2016	Year Ended December 31, 2015
Operating activities			
▸ Net income (loss) for the year		$ 25,254	$ (43,056)
Items not affecting cash:			
▸ Depletion and depreciation and financing amortization		28,489	35,998
▸ Mineral, royalty and other interests impairments	6 (c)	2,507	21,645
▸ Deferred income tax expense	10	4,225	8,116
▸ Share-based payment		3,106	2,706
▸ (Gain) loss on revaluation of investments		(22,093)	12,463
▸ Unrealized foreign exchange loss (gain)		–	(1,687)
▸ Interest on loan receivable		(1,528)	(674)
▸ Loss (gain) on restructuring of mineral interest and loan receivable and other		655	(4,966)
▸ Changes in non-cash working capital	12	(1,624)	274
		$ 38,991	$ 30,819
Investing activities			
▸ Acquisition of mineral, royalty and other interests	6 (b)	$ (10,806)	$ (217,345)
▸ Acquisition of investments and other assets	7	(5,731)	(14,398)
▸ Proceeds from disposition of mineral, royalty and other interests, investments and other assets		18,391	11,039
▸ Loan issuance		(1,000)	(1,993)
▸ Loan repayment		2,993	–
▸ Acquisition of Gold Royalties Corp., net of cash acquired of $1.3M		–	1,288
		$ 3,847	$ (221,409)
Financing activities			
▸ Bank debt drawn	8	$ 5,000	$ 110,000
▸ Bank debt repaid	8	(88,500)	(26,500)
▸ Proceeds on exercise of warrants and options	9	5,455	39
▸ Proceeds from issuance of common shares net of financing costs	9	53,453	25,622
▸ Acquisition and cancellation of common shares (normal course issuer bid) and other	9	(2,280)	(1,708)
		$ (26,872)	$ 107,453
Effect of exchange rate changes on cash and cash equivalents		$ 122	$ (1,741)
Net increase (decrease) in cash and cash equivalents		$ 16,088	(84,878)
Cash and cash equivalents — beginning of the year		5,346	90,224
Cash and cash equivalents — end of the year		**$ 21,434**	**$ 5,346**

Supplemental cash flow information (note 12)

Consolidated Statements of Changes in Equity

Expressed in U.S. Dollars ($000s)

	Note	Share Capital		Reserves		Deficit	Accumulated Other Comprehensive Income (Loss)	Total
		Number	Amount	Share Options	Share Purchase Warrants			
At January 1, 2015		**117,478,182**	**$ 456,670**	**$ 9,015**	**$ 12,117**	**$ (17,870)**	**$ (38,385)**	**$ 421,547**
Shares issued		10,087,800	27,136	–	1,614	–	–	28,750
Options exercised	9 (b)	155,000	684	(170)	–	–	–	514
Vesting of restricted stock rights		77,138	725	(725)	–	–	–	–
Expiration of unexercised warrants		–	4,388	–	(4,388)	–	–	–
Acquisition and cancellation of common shares (normal course issuer bid) and other	9 (a)	(518,123)	(1,708)	(475)	–	–	–	(2,183)
Issuance of warrants		–	–	–	3,674	–	–	3,674
Share issuance costs (net of deferred tax of $1.0 million)		–	(1,561)	–	–	–	–	(1,561)
Shares issued on acquisition of Gold Royalties Corporation and other		1,600,317	5,435	–	–	–	–	5,435
Share based payment		–	–	2,706	–	–	–	2,706
Total Comprehensive loss for the year		–	–	–	–	(43,056)	(13,175)	(56,231)
At December 31, 2015		**128,880,314**	**$ 491,769**	**$ 10,351**	**$ 13,017**	**$ (60,926)**	**$ (51,560)**	**$ 402,651**
Shares Issued		12,921,400	57,500	–	–	–	–	57,500
Options exercised	9 (b)	1,516,402	7,609	(2,199)	–	–	–	5,410
Vesting of restricted stock rights		79,858	360	(360)	–	–	–	–
Acquisition and cancellation of common shares (normal course issuer bid)	9 (a)	(619,999)	(2,280)	–	–	–	–	(2,280)
Share issuance costs (net of deferred tax of $986)	9 (a)	–	(2,807)	–	–	–	–	(2,807)
Shares issued for acquisition of royalties and other	6 (b)	9,153,307	20,934	–	–	–	–	20,934
Share based payment		–	–	3,106	–	–	–	3,106
Total Comprehensive income for the year		–	–	–	–	25,254	17,537	42,791
At December 31, 2016		**151,931,282**	**$ 573,085**	**$ 10,898**	**$ 13,017**	**$ (35,672)**	**$ (34,023)**	**$ 527,305**

The accompanying notes are an integral part of these consolidated financial statements

1 NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", "Sandstorm Gold" or the "Company") is a resource-based company that seeks to acquire gold and other metals purchase agreements ("Gold Streams" or "Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a variable price based on spot, a percentage of a mine's production for the life of the mine (in the case of a stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on February 21, 2017.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

B Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (all wholly owned) Sandstorm Gold (Barbados) Limited, Sandstorm Gold (Canada) Holdings Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (Canada) Holdings Ltd, Sandstorm Metals & Energy (Canada) Ltd. and Sandstorm Metals & Energy (US) Inc. Subsidiaries are fully consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

D Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retrospective restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired.

Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of income (loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income (loss).

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company and are presented in the equity section of the consolidated statement of financial position.

E   Goodwill

The Company allocates goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

F   Mineral, royalty and other interests

Mineral, royalty and other interests consist of acquired royalty interests and stream metal purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Producing mineral, royalty and other interests are depleted using the units-of-production method over the life of the property to which the interest

relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

The acquisition costs of acquired resources and exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. The value of the exploration potential is classified as non-depletable and accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS16, Property, Plant and Equipment.

G   Impairment of Mineral, royalty and other interests

Evaluation of the carrying values of each mineral property is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs of disposal and value in use. Estimated values in use are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current reserves and the portion of resources expected to be classified as mineral reserves. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by analysts and management's expectations. The discount rate is estimated using the average discount rate used by analysts to value precious metal royalty companies. If it is determined that the recoverable amount is less than the carrying value then an impairment is recorded with a charge to net income (loss).

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying amount of the mineral interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the mineral interest in previous periods.

H   Revenue Recognition

Revenue comprises of revenue earned in the period from royalty and mineral stream interests. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty and/or stream agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream agreements, revenue recognition occurs when the relevant commodity received from the stream operator is physically delivered and then sold by the Company to its third party customers.

Under the terms of certain royalty agreements, revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded at each reporting period and other adjustments are recorded on final settlement and are offset against revenue when incurred.

I   Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Sandstorm Gold (Barbados) Limited, Sandstorm Gold (Canada) Ltd.,

Bridgeport Gold Inc., Inversiones Mineras Australes Holdings (BVI) Inc., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (Canada) Holdings Ltd, Sandstorm Metals & Energy (Canada) Ltd. and Sandstorm Metals & Energy (US) Inc. the functional currency is the U.S. dollar.

For Inversiones Mineras Australes S.A., the functional currency of this subsidiary is the Argentine Peso. To translate Inversiones Mineras Australes S.A. to the presentation currency of the U.S. dollar, all assets and liabilities are translated using the exchange rate as of the reporting date and all income and expenses are translated using the average exchange rates during the period. All resulting exchange differences are recognized in other comprehensive income (loss).

Transactions in foreign currencies are initially recorded in the entity's functional currency as the rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.

J   Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, investments, loans receivable, trade and other payables, commodity price derivatives and bank debt. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents, trade receivables and other, and loans receivable are classified as financial assets at amortized cost and trade and other payables and bank debt are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.

Investments in common shares are held for long-term strategic purposes and not for trading. Upon the adoption of IFRS 9, the company made an irrevocable election to designate these investments as fair value through other comprehensive income

("FVTOCI") in order to provide a more meaningful presentation based on management's intention, rather than reflecting changes in fair value in net income. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss.

Investments in warrants, convertible debt instruments, and forward contracts are classified as fair value through profit or loss ("FVTPL"). These warrants, convertible debt instruments and forward contracts are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss) under the classification of gain (loss) on revaluation of investments.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables, FVTOCI and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

K   Inventory

When refined gold or the applicable commodity, under the Gold Stream, is delivered to the Company, it is recorded as inventory. The amount recognized as inventory includes both the cash payment and the related depletion associated with that commodity.

L   Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

M   Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

N Share Capital and Share Purchase Warrants

The proceeds from the issue of units are allocated between common shares and share purchase warrants (with an exercise price denominated in U.S. dollars) on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model ("BSM") as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price. Original consideration associated with expired share purchase warrants is reallocated to issued share capital.

O Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

P Share Based Payments

The Company recognizes share based compensation expense for all share purchase options and restricted share rights ("RSR's") awarded to employees, officers and directors based on the fair values of the share purchase options and RSRs at the date of grant. The fair values of share purchase options and RSRs at the date of grant are expensed over the vesting periods of the share purchase options and RSRs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of income (loss).

The BSM requires management to estimate the expected volatility and expected term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historical stock price of the Company, the expected term is estimated using historical exercise data, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

Q Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

R Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may

earn revenues and incur expenses. The Company's operating segments are components of the Company's business for which discrete financial information is available and which are reviewed regularly by the Company's Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

3　FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB has issued the following new standard but it is not yet effective. Pronouncements that are not applicable to the Company have been excluded from this note:

IFRS 15 Revenue from Contracts with Customers— The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after January 1, 2018 for public entities with early application permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company has completed a preliminary analysis and is assessing the impact of this standard.

4　KEY SOURCES OF ESTIMATION UNCERTAINTY AND CRITICAL ACCOUNTING JUDGMENTS

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

A　Attributable Reserve and Resource Estimates

The Company's business is the acquisition of Gold Streams and royalties. Each mineral, royalty and other interest agreement has its own unique terms and judgement is required to assess the appropriate accounting treatment.

Mineral, royalty and other interests are a significant class of assets of the Company, with a carrying value of $402.8 million at December 31, 2016 (2015: $414.4 million). This amount represents the capitalized expenditures related to the acquisition of the metal interests net of accumulated depletion and any impairments. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of metal that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company's percentage entitlement to metal produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of the Company's mineral, royalty and other interests and depletion charges.

The Company's mineral and royalty interests are depleted on a units-of-production basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company's mineral and royalty interests. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and resources to be converted into reserves. Changes to depletion rates are accounted for prospectively.

B   Investments

In the normal course of operations, the Company invests in equity interests of other entities. In such circumstances, management considers whether the facts and circumstances pertaining to each such investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company controls, jointly controls or significantly influences the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

↳   The purpose and design of the investee entity.

↳   The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.

↳   The size of the company's equity ownership and voting rights, including potential voting rights.

↳   The size and dispersion of other voting interests, including the existence of voting blocks.

↳   Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, royalty and/or stream investments, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

↳   Other relevant and pertinent factors.

If it is determined that the Company neither has control, joint control or significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest at fair value through other comprehensive income as further described in note 2.

C   Income Taxes

The interpretation of existing tax laws or regulations in Canada, Barbados, the United States of America, Australia, Argentina, Chile or any of the countries in which the mining operations are located or to which shipments of gold are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

D   Impairment of Assets

Assessment of impairment of mineral, royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

Under the Fair Value approach, the net present value ("NPV") methodology is used. NPV is estimated by using a discount rate to calculate the present value of expected future cash flows. The discount rate is based on the Company's weighted average cost of capital, adjusted for various risks. The expected future cash flows are management's best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Gold Stream or royalty based on detailed life of mine plans received from each of the partners. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when determining the fair value attributable to acquired mineral and royalty interests. Expected future revenues also reflect management's estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are fixed based on the terms of each Gold Stream or royalty, as disclosed in note 14 to the financial statements.

During the year ended December 31, 2016, the Company recorded an impairment charge of $2.5 million ($21.6 million- year ended December 31, 2015).

5　FINANCIAL INSTRUMENTS

A　Capital Risk Management

The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The capital structure of the Company consists of $527.3 million ($402.7 million – December 31, 2015) of equity attributable to common shareholders, comprising of issued capital (note 9), accumulated reserves and deficit. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the credit agreement governing bank debt (note 8). The Company is in compliance with the debt covenants described in note 8 as at December 31, 2016.

B　Fair Value Estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the

full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2016 and December 31, 2015. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31 2016:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Long-term investments				
► common shares held	$ 28,850	$ 28,850	$ –	$ –
► warrants	3,404	–	3,404	–
► convertible debt	29,039	–	29,039	–
	$ 61,293	**$ 28,850**	**$ 32,443**	**$ –**

As at December 31 2015:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Long-term investments				
► common shares held	$ 14,990	$ 14,990	$ –	$ –
► warrants	35	–	35	–
► convertible debt	11,555	–	11,555	–
	$ 26,580	**$ 14,990**	**$ 11,590**	**$ –**

The fair value of the Company's financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable, receivables and other, forward purchase contracts and trade and other payables approximate their carrying values at December 31, 2016.

C Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables and other, loans receivable, and receivables and other in the ordinary course of business. The Company's trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company's loan receivable and convertible debenture due from Luna Gold Corp. ("Luna") are subject to Luna's credit risk and the Company's ability to realize on its security. Refer to note 16 – Subsequent Events of the Financial Statements for additional information.

D Currency Risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2016 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1 million and other comprehensive income by $2 million, respectively.

E Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the available undrawn available balance on its Revolving Facility, anticipated cash flows from operations and its holding of cash and cash equivalents. As at December 31, 2016, the Company had cash and cash equivalents of $21.4 million (December 31, 2015 – $5.3 million). Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined fair market value as at December 31, 2016, of $61.3 million (December 31, 2015 – $26.6 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

F Other Price Risk

The company is exposed to equity price risk as a result of holding long-term investments in other mining companies. The Company does not actively trade these investments. The equity prices of long term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at December 31, 2016 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.2 million and other comprehensive income $2.9 million.

6   MINERAL, ROYALTY AND OTHER INTERESTS

A   Carrying Amount

As of and for the year ended December 31, 2016:

In $000s		Cost			Accumulated Depletion					Carrying Amount
		Opening	Additions (disposals)	Ending	Opening	Depletion	Inventory depletion adjustment	Impairment	Ending	
Aurizona	BRA	$ 11,000	$ 33	$ 11,033	$ 310	$ -	$ -	$ -	$ 310	$ 10,723
Bachelor Lake	CAN	22,671	1,301	23,972	14,678	4,411	250	-	19,339	4,633
Black Fox	CAN	37,758	3	37,761	22,117	2,011	267	-	24,395	13,366
Chapada	BRA	69,520	8	69,528	-	2,737	-	-	2,737	66,791
Diavik Mine	CAN	53,111	-	53,111	6,273	5,519	-	-	11,792	41,319
Hugo North Extension and Heruga	MNG	42,493	(7,142)	35,351	-	-	-	-	-	35,351
Karma Gold Project	BFA	21,174	5,115	26,289	-	2,095	524	-	2,619	23,670
Ming	CAN	20,068	-	20,068	7,622	792	171	-	8,585	11,483
Santa Elena	MEX	23,342	-	23,342	17,202	2,001	105	-	19,308	4,034
Yamana silver stream	ARG	74,229	5	74,234	-	1,427	-	-	1,427	72,807
Royalties [1]		206,724	21,191	227,915	106,393	6,592	-	2,507	115,492	112,423
Other [2]		11,339	(614)	10,725	4,471	69	-	-	4,540	6,185
Total [3]		$ 593,429	$ 19,900	$ 613,329	$ 179,066	$ 27,654	$ 1,317	$ 2,507	$ 210,544	$ 402,785

1   Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, Bomboré, the Early Gold Deposit, Hot Maden, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, Forrestania and others.

2   Includes JDL Stream and other.

3   Total Mineral, royalty and other interests includes $99.7 million of assets located in Canada, $95.2 million in Argentina, $85.4 million in Brazil, $36.6 million in Mongolia, $26.8 million in Burkina Faso, $21.4 million in the United States, $10.3 million in Turkey, $4.1 million in South Africa, $4.0 million in Mexico, $5.2 million in French Guiana, $4.9 million in Peru, $3.3 million in Australia and $5.9 million in other countries.

As of and for the year ended December 31, 2015:

In $000s		Cost				Accumulated Depletion					Carrying Amount
		Opening	Additions (disposals)	Foreign exchange translation	Ending	Opening	Depletion	Impairment	Disposals	Ending	
Aurizona	BRA	$ 27,358	$ (16,358)	$ -	$ 11,000	$ 5,756	$ 1,072	$ -	$ (6,518)	$ 310	$ 10,690
Bachelor Lake	CAN	22,671	-	-	22,671	10,458	4,220	-	-	14,678	7,993
Black Fox	CAN	37,758	-	-	37,758	17,836	4,281	-	-	22,117	15,641
Chapada	BRA	-	69,520		69,520	-	-	-	-	-	69,520
Diavik Mine	CAN	-	53,111	-	53,111	-	6,273	-	-	6,273	46,838
Hugo North Extension and Heruga	MNG	42,493	-	-	42,493	-	-	-	-	-	42,493
Karma Gold Project	BFA	14,456	6,718	-	21,174	-	-	-	-	-	21,174
Ming	CAN	20,068	-	-	20,068	5,628	1,994	-	-	7,622	12,446
Santa Elena	MEX	23,342	-	-	23,342	11,087	6,115	-	-	17,202	6,140
Yamana silver stream	ARG	-	74,229	-	74,229	-	-	-	-	-	74,229
Royalties [1]		189,970	19,348	(2,594)	206,724	76,907	11,164	18,322	-	106,393	100,331
Other [2]		12,393	(1,054)	-	11,339	955	193	3,323	-	4,471	6,868
Total [3]		**$ 390,509**	**$ 205,514**	**$ (2,594)**	**$ 593,429**	**$ 128,627**	**$ 35,312**	**$ 21,645**	**$ (6,518)**	**$ 179,066**	**$ 414,363**

1   Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, Bomboré, the Gold Royalties Corporation royalty portfolio and the Early Gold Deposit.

2   Includes Summit, JDL Stream and other.

3   Total Mineral, royalty and other interests royalties includes $111.3 million of assets located in Canada, $88.1 million in Brazil, $98.1 million in Argentina, $42.5 million in Mongolia, $21.8 million in the United States, $24.3 million in Burkina Faso, $6.1 million in Mexico, $6.9 million in South Africa, $5.1 million in French Guiana, $3.1 million in Honduras, $1.0 million in Ghana, and $6.1 million in other South American countries.

**B   Significant Acquisitions and
Other Transactions**

During the year ended December 31, 2016:

Royalty Portfolio   ACQUISITION ⬂

During the year ended December 31, 2016, the Company acquired a royalty portfolio consisting of 52 royalties from Teck Resources Limited and its affiliates. The portfolio was acquired for consideration of $16.8 million, of which $1.4 million was paid in cash and $15.4 million in common shares of the Company.

**Hugo North Extension
and Heruga Gold Stream**   UPDATE ⬂

On March 1, 2016, Sandstorm amended its Gold Stream with Entrée Gold Inc. ("Entrée") such that the Company will now purchase an amount equal to 5.62% and 4.26% of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm amended its copper stream such that the Company will now purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper. In consideration for the amendment Sandstorm received consideration of $7.0 million (of which $5.5 million was paid in cash and $1.5 million was received by way of Entrée common shares), which the Company recognized as a disposal of mineral interest.

During the year ended December 31, 2015:

Yamana Streams   ACQUISITION ⬂

Silver Stream

On October 27, 2015, the Company acquired a silver stream on Yamana Gold Inc.'s ("Yamana") gold-silver Cerro Moro project, located in Santa Cruz, Argentina (the "Cerro Morro Project" or "Cerro Moro") and interim silver deliveries during years 2016 to 2018 from a number of Yamana's currently operating mines.

In acquiring the Yamana silver stream, the Chapada copper stream (refer to Chapada copper stream section) and a potential Gold Stream on the Agua Rica project, the Company agreed to upfront consideration consisting of a cash payment of $152 million, of which $148 million was paid in 2015 and $4 million was paid in April 2016, and 15 million Sandstorm warrants. The warrants have a 5 year term, a strike price of $3.50 per Sandstorm common share and became exercisable in 2016 based upon the achievement of specific milestones with respect to the construction of the Cerro Moro mine.

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver, then 9.0% of the silver produced thereafter.

As part of the Yamana silver stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase, for on-going per ounce cash payment equal to 30% of the spot price of silver, an amount of silver from:

i.   the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and

ii.   the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the "Commencement of Production"), then Yamana´s producing El Peñon mine in Chile will provide a 24 month backstop until the Commencement of Production has begun. During the 24 month backstop, if applicable, Sandstorm will purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver equal to 16% of El Peñon´s silver production up to a maximum of 1.2 million ounces per annum.

Copper Stream

On October 27, 2015, the Company acquired a copper stream on Yamana's open pit gold-copper Chapada mine located 270 kilometres northwest of Brasília in Goiás state, Brazil ("Chapada" or the "Chapada Mine"). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for on-going per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.   4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the "First Chapada Delivery Threshold"); then

ii.   3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the "Second Chapada Delivery Threshold"); then

iii.   1.5% of the copper produced thereafter, for the life of the mine.

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper),

until the earlier of Sandstorm having received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro having achieved the Commencement of Production.

In assessing the fair value of the Yamana Silver, Copper and Early Gold Deposit, the Company utilized a discounted cash flow analysis using discount rates from 3.5% to 5.0% and analyst price projections. The excess of the fair value of the Yamana Silver, Copper and Early Gold Deposit of $155.1 million and the total cash consideration of $152.0 million of $3.1 million was ascribed to the 15 million warrants issued to Yamana as consideration for the transaction.

Diavik Royalty   ACQUISITION ↘

In March 2015, the Company acquired a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada ("Diavik" or the "Diavik Mine") which is operated by Rio Tinto PLC ("Rio Tinto").

For consideration, the Company paid $52.5 million in cash and 3 million warrants of Sandstorm to IAMGOLD Corporation (the owner of the 1% royalty). The warrants have a strike price of $4.50 per Sandstorm common share, an expiration date of March 23, 2020 and will only be exercisable following initial production from the Diavik Mine's A21 pipe.

In assessing the fair value of the Diavik royalty, the Company utilized a discounted cash flow analysis using a 7% discount rate and analyst price projections. The excess of the fair value of the Diavik royalty of $53.1 million and the total cash consideration of $52.5 million being $0.6 million was ascribed to the 3 million warrants issued to IAMGOLD Corporation as consideration for the transaction.

Aurizona Mine   UPDATE ↘

The Company has a 3% – 5% sliding scale NSR on the production from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil (the "Aurizona Mine"). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Luna's 190,073 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Luna has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

On June 30, 2015, the Company restructured its previously existing Gold Stream and loan agreement with Luna (the "Restructuring"). Under the terms of the Restructuring, the Gold Stream was terminated and replaced by two net smelter return royalties ("NSR") and a convertible debenture.

The convertible debenture is a $30 million instrument bearing interest at a rate of 5% per annum (the "Debenture"). The Debenture is payable in three equal annual tranches of $10 million plus accrued interest beginning June 30, 2018. Luna will have the right to convert principal and interest owing under the Debenture into common shares of Luna, so long as Sandstorm does not own more than 20% of the outstanding common shares of Luna. The quantum of shares upon conversion will be dependent on a 20 day volume weighted average price ("VWAP") and if the VWAP is less than C$0.10 per share, the shares will be deemed to have been issued at C$0.10 per share. The Debenture is included in investments (note 7).

Under the loan amendment, the maturity date of the existing $20 million Luna loan was extended from June 30, 2017 to June 30, 2021 and the interest rate was revised to 5% per annum, payable in cash on the maturity date. In the event that Luna is in default, the applicable rate of interest will increase to 10% per annum. The fair value of the loan was determined by utilizing a cash flow model incorporating the contractual cash flows and a 7% discount rate.

The fair value of the two NSRs was determined using a discounted cash flow model to estimate the fair value less costs to sell. Key assumptions incorporated into the cash flow model included the estimated long-term price of gold of $1,150, annual production volumes at the Aurizona Mine

of up to 80,000 ounces of gold for an estimated 7 to 10 year mine life and a 5% discount rate. The fair value of the Debenture was determined using a discounted cash flow model incorporating the contractual cash flows of the Debenture, a 9% discount rate and an option pricing model to value the prepayment and convertibility feature embedded in the Debenture. Key assumptions in the option pricing model included an exercise price of $0.10 per share, a volatility rate of 45%, a term of 5 years and an interest free rate of 1.3%. The resulting fair value of the Debenture and two NSRs was $13 million and $11 million, respectively.

The Company recognized a gain of $4.3 million arising from the difference between the fair value of the Debenture and the two NSRs and the carrying value of the Aurizona mineral interest.

Deflector Mine   UPDATE ↘

As contemplated in the Deflector gold purchase agreement, the Company provided notice to Doray Minerals Ltd. that it was requesting back the $6.0 million the Company had advanced under the purchase agreement. As part of a settlement agreement, the Company received $7.0 million in June 2015. The difference between the $7.0 million received and the carrying value of the Deflector mineral interest of $6.3 million was recognized in other income. As a result of the settlement, both parties' obligations were extinguished under the gold purchase agreement.

C   Impairments

During the year ended December 31, 2016:

While assessing whether any indications of impairment exist for mineral properties, consideration is given to both external and internal sources of information. The lack of progress with respect to the advancement of some of the properties which Sandstorm holds royalties on within Sandstorm's mineral interest portfolio, prompted the Company to evaluate its investment in these specific assets. As part of assessment, the Company recorded an impairment charge of $1.4 million for the full balance of those royalties that were specifically identified as lacking significant progress. The recoverable amount of the assets, for impairment assessment purposes, was determined using the fair value less costs of disposal method and considered whether the mining operator had dropped certain mineral claims. Key assumptions used in the analysis to determine fair value included a liquidation scenario and management's best estimates of the value of the underlying royalty assets. In addition to these impairments, the Company recorded an additional impairment charge of $1.1 million relating to other royalties within the Company's royalty portfolio. This impairment charge was prompted by changes in the underlying operations of the assets including estimated production. The recoverable amount of the assets, for impairment assessment purposes, was determined using the fair value less costs of disposal method. Key assumptions used in the discounted cash flow analysis to determine fair value included a long term gold price of $1,300 and a 4% discount rate.

During the year ended December 31, 2015:

As a result of a decline in the Company's market capitalization during the year ended December 31, 2015, the Company performed an impairment analysis of the Company's mineral interests. As part of this and other assessments, the Company recognized the following impairments:

Serra Pelada

As a result of the lack of progress at the Serra Pelada project, the Company recorded an impairment charge of $10.1 million with respect to its interest in the mineral interest resulting in a $nil balance as at December 31, 2015. The recoverable amount of the asset was determined for impairment purposes using management's best estimate of the fair value of the underlying assets and Sandstorm's ability to realize on those assets during an insolvency proceeding.

Emigrant Springs

As a result of the impairment assessment, the Company recognized an impairment charge of $5.8 million with respect to its mineral interest in the Emigrant Springs mine. The recoverable amount of $5.3 million was determined using a discounted cash flow calculation to estimate the fair value less costs to sell. Key assumptions used in the cash flow forecast to determine the fair value included a long term gold price of $1,200 and an estimated 4 year mine life and a 5% discount rate.

Mine Waste Solutions

As a result of the impairment assessment, the Company recognized an impairment charge of $2.4 million with respect to its mineral interest in the Mine Waste Solutions project. The recoverable amount of $6.9 million was determined using a discounted cash flow calculation to estimate the fair value less costs to sell. Key assumptions used in the cash flow forecast to determine the fair value included a long term gold price of $1,200 and an estimated 8 year mine life and a 5% discount rate.

Summit

The lack of progress with respect to Santa Fe Gold Corp. raising additional capital to satisfy the terms and conditions of the negotiated restructuring of its senior secured indebtedness prompted the Company to evaluate its investment in the Summit mine Gold Stream. The recoverable amount of the asset, for impairment assessment purposes, was determined using a liquidation scenario to estimate the fair value less costs to sell. Key assumptions used in the analysis to determine fair value included management's best estimates of the value of the underlying assets and Sandstorm's ability to realize on these assets during an insolvency proceeding. As a result of its review, the Company, during the year ended December 31, 2015, recorded an impairment charge of $3.3 million for the full balance of the mineral interest.

7   INVESTMENTS

As of and for the year ended December 31, 2016:

In $000s	Fair Value January 1, 2016		Net Additions (Disposals) December 31, 2016		Fair Value Adjustment December 31, 2016		Fair Value December 31, 2016
Common shares [1]	$	14,990	$	(3,042)	$	16,902	$	28,850
Warrants [2]		35		(1,240)		4,609		3,404
Convertible debt instruments [2]		11,555		–		17,484		29,039
Total	**$**	**26,580**	**$**	**(4,282)**	**$**	**38,995**	**$**	**61,293**

1   Fair value adjustment recorded within Other Comprehensive Income (loss) for the year

2   Fair value adjustment recorded within Net Income (loss) for the year

During the year ended December 31, 2016 the Company disposed of common shares of AuRico Metals Inc. for total consideration of $10.4 million and recognized a fair value adjustment in other comprehensive income of $2.0 million on these shares.

As of and for the year ended December 31, 2015:

In $000s	Fair Value January 1, 2015		Net Additions (Disposals) December 31, 2015		Fair Value Adjustment December 31, 2015		Fair Value December 31, 2015
Common shares [1]	$	14,254	$	8,243	$	(7,507)	$	14,990
Warrants [2]		70		438		(473)		35
Convertible debt instruments [2]		9,665		13,880		(11,990)		11,555
Total	**$**	**23,989**	**$**	**22,561**	**$**	**(19,970)**	**$**	**26,580**

1   Fair value adjustment recorded within Other Comprehensive (Loss) Income for the year

2   Fair value adjustment recorded within Net (Loss) income for the year

8   REVOLVING FACILITY AND DEFERRED FINANCING COSTS

On June 1, 2016, the Company amended its revolving credit agreement, extending the term to four years, maturing in July 2020 ("Revolving Facility"). The Revolving Facility allows the Company to borrow up to $110 million for acquisition purposes from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada and Canadian Imperial Bank of Commerce. The amounts drawn on the Revolving Facility remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Facility remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company's leverage ratio.

Under the credit agreement, the Company is required to maintain a leverage ratio of net debt divided by EBITDA (as defined in the credit facility agreement) of less than or equal to 4.00:1 for calendar 2016 and calendar 2017; 3.50:1 for calendar 2018; and 2.75:1 for the remainder of the life of the Revolving Facility. The Company is further required to maintain a tangible net worth greater than the aggregate of $109.7 million and 50% of positive net income for each fiscal quarter after September 30, 2012. The Revolving Facility is secured against the Company's assets, including the Company's mineral interests and royalties and investments.

As of December 31, 2016, the Company was in compliance with the covenants and the balance of the Revolving Facility was nil.

Deferred financing costs are amortized on a straight-line basis over the term of the Revolving Facility as presented below:

As of December 31, 2016:

In $000s	Opening Cost		Additions		Accumulated Amortization		Carrying Amount
Debt issuance costs	$	3,933	$	320	$	(2,318)	$	1,935

As of December 31, 2015:

In $000s	Opening Cost		Additions		Accumulated Amortization		Carrying Amount
Debt issuance costs	$	3,377	$	556	$	(1,713)	$	2,220

9   SHARE CAPITAL AND RESERVES

A   Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

On July 6, 2016 the Company completed a public offering of 12,921,400 common shares at a price of $4.45 per common share, for gross proceeds of $57.5 million. In connection with the offering, the Company paid agent fees of $2.9 million, representing 5% of the gross proceeds. Upon closing of the equity financing, the majority of the net proceeds were used to reduce the balance of the Company's Revolving Facility.

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 3, 2017, to purchase up to 6,896,539 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

During the year ended December 31, 2016 and pursuant to the NCIB, the Company purchased and cancelled an aggregate of 619,999 common shares.

B   Stock Options of the Company

The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company's issued common shares as at the date of the grant.

During the year ended December 31, 2016, the Company issued 1,336,000 options with a weighted average exercise price of C$4.96 and a fair value of $1.7 million or $1.27 per option. The fair value of the options granted was determined using a Black-Scholes model using the following weighted average assumptions: grant date share price and exercise price of C$4.96, expected volatility of 49%, risk-free interest rate of 0.76 % and expected life of 3 years. Expected volatility is determined by considering the trailing 3 year historic average share price volatility of the Company and similar companies in the same industry and business model.

A summary of the Company's options and the changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2014	6,852,607	4.69
Granted	1,284,000	3.61
Addition of outstanding Gold Royalties' Corporation options	47,475	15.71
Exercised	(155,000)	(3.39)
Forfeited	(1,173,500)	(3.40)
Options outstanding at December 31, 2015	**6,855,582**	**5.45**
Granted	1,336,000	4.96
Exercised	(1,516,402)	(4.63)
Expired unexercised	(440,000)	(6.35)
Options outstanding at December 31, 2016	**6,235,180**	**4.71**

The weighted-average share price at the time of exercise for the year ended December 31, 2016 was C$7.16 per share (C$3.78 – year ended December 31, 2015). The weighted average remaining contractual life of the options for the year ended December 31, 2016 was 3.35 years (3.38 years – year ended December 31, 2015).

A summary of the Company's share purchase options
as of December 31, 2016 is as follows:

Number outstanding	Exercisable	Exercise Price per Share		Expiry Date
27,000	27,000	C$	18.33	August 22, 2017
5,850	5,850		18.33	October 4, 2017
402,133	402,133		16.35	December 11, 2017
150,000	150,000		11.78	December 21, 2017
10,875	10,875		11.31	February 19, 2018
3,625	3,625		10.62	March 1, 2018
12,375	12,375		8.89	December 13, 2018
25,000	16,667		6.03	May 16, 2019
2,976,072	1,730,258		2.93	November 13, 2019
1,084,000	361,338		3.60	December 9, 2020
200,000	66,667		3.64	December 22, 2020
1,336,000	-		4.96	December 12, 2021
2,250	2,250		15.00	March 30, 2022
6,235,180	**2,789,038**	**C$**	**5.72**	

C   Share Purchase Warrants

A summary of the Company's warrants and the
changes for the period are as follows:

	Number of Warrants	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2014	**25,769,272**	**10,225,553**
Addition of Gold Royalties Corporation warrants	368,038	368,038
Issued	23,043,900	23,043,900
Expired unexercised	(19,874,037)	(4,330,318)
Warrants outstanding at December 31, 2015	**29,307,173**	**29,307,173**
Expired unexercised	(1,256,662)	(1,256,662)
Exercised	(4,111)	(4,111)
Warrants outstanding at December 31, 2016	**28,046,400**	**28,046,400**

A summary of the Company's warrants as of
December 31, 2016 are as follows:

Number outstanding	Exercise Price per Share	Expiry Date
5,002,500	$14.00	September 7, 2017
3,000,000	$4.50	March 23, 2020
15,000,000	$3.50	October 27, 2020
5,043,900	$4.00	November 3, 2020
28,046,400		

D   Restricted Share Rights

The Company has a restricted share plan (the "Restricted Share Plan") whereby the Company may grant
restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be
determined by the Board of Directors. Each restricted share right entitles the holder to receive a common
share of the Company without any further consideration. The Restricted Share Plan permits the issuance of
up to a maximum of 2,800,000 restricted share rights ("RSR").

During the year ended December 31, 2016, the Company granted 628,000 RSRs with a fair value of $2.4
million, a three year vesting term, and a weighted average grant date fair value of $3.80 per unit. As at
December 31, 2016, the Company had 1,944,818 RSRs outstanding.

E   Diluted Earnings Per Share

Diluted earnings per share is calculated
based on the following:

In $000s	Year Ended December 31, 2016	Year Ended December 31, 2015
Net income (loss)	$ 25,254	$ (43,056)
Basic weighted average number of shares	144,159,678	119,622,450
Basic earnings (loss) per share	$ 0.18	$ (0.36)
Effect of dilutive securities		
▸ Stock options	1,903,699	–
▸ Warrants	2,709,987	–
▸ Restricted share rights	1,188,559	–
Diluted weighted average number of common shares	149,961,923	119,622,450
Diluted earnings (loss) per share	$ 0.17	$ (0.36)

The following table lists the number of stock options, warrants and RSRs excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$5.55 during the year ended December 31, 2016 (December 31, 2015 — C$4.43) or because a performance obligation had not been met as at December 31, 2016. The Company had a net loss for the year ended December 31, 2015; however, the following lists the stock options and share purchase warrants that would have been included in the computation of diluted weighted average number of common shares if the Company had net earnings as they would have been dilutive.

	Year Ended December 31, 2016	Year Ended December 31, 2015
Stock Options	1,213,208	–
Warrants	8,064,894	–
RSRs	–	64,973

10 INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income (loss) before income taxes.

These differences result from the following items:

In $000s	Year Ended December 31, 2016	Year Ended December 31, 2015
Income (loss) before income taxes	$ 29,785	$ (33,944)
Canadian federal and provincial income tax rates	26.0%	26.0%
Income tax expense (recovery) based on the above rates	$ 7,744	$ (8,825)
Increase (decrease) due to:		
▶ Non-deductible expenses and permanent differences	$ 815	$ 621
▶ Change in deductible differences	–	6,073
▶ Change in unrecognized temporary differences	(1,261)	3,632
▶ Non-taxable portion of capital gain	(3,244)	–
▶ Change in deferred taxes related to attributing taxable income from Barbadian subsidiary	–	8,060
▶ Difference between statutory and foreign tax rates	–	(2,172)
▶ Other	477	1,723
Income tax expense	$ **4,531**	$ **9,112**

As a result of an ongoing assessment of the Company's assets held in foreign subsidiaries, during the year ended December 31, 2015, the Company recognized a reduction of its deferred income tax assets relating to taxable income previously attributed to its Barbadian subsidiary. A corresponding non-cash income tax expense of $8.1 million was accordingly recognized. The assessment is complex in nature, and the reduction and corresponding expense represent management estimates. The Company's international transactions have not been audited by the Canada Revenue Agency, and should such transactions be audited no assurances can be given that the tax authority will concur with management's estimates.

The deferred tax assets and liabilities are shown below:

In $000s	Year Ended December 31, 2016		Year Ended December 31, 2015	
Deferred Income Tax Assets				
▸ Non-capital losses	$	31,410	$	31,701
▸ Share issue costs and other		1,906		1,253
▸ Mineral, royalty and other interests		(16,382)		(13,304)
Total deferred income tax assets	**$**	**16,934**	**$**	**19,650**
Deferred Income Tax Liabilities				
▸ Mineral, royalty and other interests	$	(3,288)	$	(3,279)
Total deferred income tax liabilities	$	(3,288)	$	(3,279)
Total deferred income tax asset, net	**$**	**13,646**	**$**	**16,371**

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Non-capital losses have been recognized as a deferred income tax asset to the extent there will be future taxable income against which the Company can utilize the benefit prior to their expiration. The Company recognized deferred tax assets in respect of tax losses as at December 31, 2016 of $120.8 million (2015: $122.4 million) as it is probable that there will be future taxable profits to recover the deferred tax assets.

Movement in net deferred income taxes:

In $000s	Year Ended December 31, 2016		Year Ended December 31, 2015	
Balance, beginning of the year	$	16,371	$	21,708
▸ Recognized in net income (loss) for the year		(4,225)		(8,240)
▸ Recognized in equity		986		1,010
▸ Recognized in other comprehensive income (loss) for the year		514		–
▸ Recognition and movement of purchase price allocation		–		1,592
▸ Currency translation differences		–		301
Balance, end of year	**$**	**13,646**	**$**	**16,371**

The Company has deductible unused tax losses expiring as follows:

In $000s	Location	Amount	Expiration
Non-capital loss carry-forwards	Canada	$ 120,808	2030 - 2036

The aggregate amount of deductible temporary differences associated with capital losses and other items, for which deferred income tax assets have not been recognized as at December 31, 2016 are $27.9 million (2015: $48.7 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable capital gains or taxable income will be available against which the Company can utilize the benefit.

11 ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

In $000s	Year Ended December 31, 2016	Year Ended December 31, 2015
Corporate administration	$ 1,275	$ 1,471
Employee benefits and salaries	1,570	1,695
Professional fees	819	798
Depreciation	231	212
Administration expenses before share based compensation	$ 3,895	$ 4,176
Equity settled share based compensation (a non-cash expense)	1,136	1,514
Total administration expenses	**$ 5,031**	**$ 5,690**

12 SUPPLEMENTAL CASH FLOW INFORMATION

In $000s	Year Ended December 31, 2016	Year Ended December 31, 2015
Change in non-cash working capital:		
▸ Trade receivables and other	$ (1,847)	$ (540)
▸ Trade and other payables	223	814
Net (decrease) increase in cash	**$ (1,624)**	**$ 274**
Significant non-cash transactions:		
▸ Shares and warrants issued for acquisition of mineral, royalty and other interests (note 6 (b))	$ 20,892	$ 3,674
▸ Restructuring of mineral interest and loan receivable	–	24,000
▸ Issuance of common shares for Gold Royalties Corporation acquisition and other	$ –	$ 5,435

13 KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s		Year Ended December 31, 2016		Year Ended December 31, 2015
Employee salaries and benefits	$	1,699	$	2,345
Share-based payments		2,041		1,837
Total key management compensation expense	**$**	**3,740**	**$**	**4,182**

14 CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Streams	% of Life of Mine Gold or Relevant Commodity [5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1, 2, 3, 4]
Bachelor Lake	20%	$500
Black Fox	8%	$524
Chapada	4.2%	30% of copper spot price
Entrée Gold	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$361
Yamana silver stream	Varies	30% of silver spot price

1   Subject to an annual inflationary adjustment except for Ming.

2   For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3   For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4   For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $361 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $361 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.

5   For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.

6   For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

7   For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter,

the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

8   *For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.*

9   *Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana silver stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).*

15   SEGMENTED INFORMATION

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the year ended December 31, 2016

In $000s	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Impairment of mineral, royalty and other interest	Income (loss) before taxes	Cash from operations
Bachelor Lake, Canada	$ 8,721	$ 462	$ 3,494	$ 4,411	$ –	$ 1,278	$ 5,481
Black Fox, Canada	5,617	–	2,354	2,011	–	1,252	2,951
Chapada, Brazil	6,075	–	1,843	2,737	–	1,495	4,232
Diavik, Canada	–	5,856	–	5,519	–	337	5,901
Karma, Burkina Faso	4,272	–	860	2,095	–	1,317	3,314
Ming, Canada	2,025	–	–	792	–	1,233	2,025
Santa Elena, Mexico	11,772	–	3,385	2,001	–	6,386	8,460
Yamana silver stream, Argentina	2,926	–	876	1,427	–	623	2,050
Other Royalties [1]	–	14,419	4	6,592	2,507	5,316	14,073
Other	226	–	18	69	–	139	208
Corporate	–	–	–	–	–	10,409	(9,704)
Consolidated	**$ 41,634**	**$ 20,737**	**$ 12,834**	**$ 27,654**	**$ 2,507**	**$ 29,785**	**$ 38,991**

1   *Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Copper Mountain, Forrestania and Sheerness. Includes royalty revenue from royalty interests located in Canada of $5.6 million, in the United States of $2.5 million, in South America of $5.6 million and other of $0.7 million.*

For the year ended December 31, 2015

In $000s	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Impairment of mineral, royalty and other interest	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$ 10,773	$ -	$ 3,690	$ 1,072	$ -	$ 6,011	$ 7,083
Bachelor Lake, Canada	8,285	-	3,550	4,220	-	515	4,735
Black Fox, Canada	6,856	-	3,041	4,281	-	(466)	3,815
Diavik, Canada	-	5,656	-	6,273	-	(617)	4,480
Ming, Canada	1,855	-	-	1,994	-	(139)	1,855
Santa Elena, Mexico	10,640	-	3,266	6,115	-	1,259	7,374
Other Royalties [1]	-	8,422	-	11,292	18,322	(21,192)	8,679
Other	176	-	19	65	3,323	(3,231)	161
Corporate	-	-	-	-	-	(16,084)	(7,363)
Consolidated	**$ 38,585**	**$ 14,078**	**$ 13,566**	**$ 35,312**	**$ 21,645**	**$ (33,944)**	**$ 30,819**

1   Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Other royalties includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, and Thunder Creek. Includes royalty revenue from royalty interests located in Canada of $0.7 million, in the United States of $0.5 million, and other of $0.5 million.

Total assets as of:

In $000s	December 31, 2016 [1]	December 31, 2015 [1]
Aurizona	$ 10,723	$ 10,690
Bachelor Lake	5,268	7,993
Black Fox	13,946	15,641
Chapada	66,791	69,520
Diavik Mine	42,450	48,013
Entrée	35,351	42,493
Karma	24,389	21,174
Ming	11,653	12,446
Santa Elena	4,345	6,140
Yamana silver stream	72,807	74,229
Other Royalties [2]	114,662	103,634
Other [3]	6,190	6,868
Corporate	126,307	78,032
Consolidated	**$ 534,882**	**$ 496,873**

1   Includes related accounts receivables in relation to the respective properties.

2   Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Bomboré, Hot Maden, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and other.

3   Includes JDL Stream and other.

16   SUBSEQUENT EVENTS

On January 26, 2017, Orezone Gold Corporation exercised its option to repurchase the royalty on the Bomboré gold project for $3.6 million, representing a 20% premium to the original upfront payment.

On February 1, 2017, Luna announced a merger with JDL Gold Corp. Concurrent with the closing of the transaction, which is anticipated to be in March 2017, the term debt facility that is owed by Luna to Sandstorm, in the amount of $20 million plus accrued interest, is expected to be settled in equity, or a combination of cash and equity of the newly combined entity. Sandstorm will continue to hold the $30 million convertible debenture that is due from Luna.